Exhibit 99.2

2026 NOTICE OF MEETING

Management Information Circular

TSX: OGC | NYSE: OGC

In respect of the Annual General and Special Meeting of Shareholders to be held as a virtual-only meeting on **Tuesday June 9, 2026 at 12:00pm (EDT)**

Important information
This is an important document that should be read in its entirety. If you do not understand it, you should consult your professional advisers without delay.

Letter to Shareholders

Dear Shareholders,

2025 was an outstanding year of delivery aligned with our corporate strategy, which is to increase and sustain a higher value for OceanaGold shares. Across our portfolio,

we delivered safe and responsible gold production, met our commitments to the market and achieved record financial results, all while continuing to invest in both resilience and growth opportunities within the business.

Operational and Financial Performance

In 2025 we produced 497,600 ounces of gold and 13,300 tonnes of copper, above the mid-point of our full-year guidance. With strong production performance and record average realized gold prices, we achieved numerous financial records including: unadjusted and Adjusted EBITDA(1), EBITDA Margin, Net Profit, Earnings Per Share, Operating Cash Flow and Free Cash Flow(1).

During the year, we continued to invest in our assets, progressed our organic growth and exploration projects, strengthened our balance sheet, and returned a record amount of capital to our shareholders through our increased dividend and share buyback programs.

Each of our four assets delivered or exceeded their 2025 production guidance, reflecting disciplined execution and a strong focus on operating performance. At Haile, the year was capped off with a strong fourth quarter as the open pit transitioned from waste stripping into the next ore phase, which will continue delivering higher grade ore in 2026.

We delivered a similarly strong fourth quarter at Macraes, as the completion of a waste stripping campaign enabled access to ore which drove increased gold production at low All-In Sustaining Costs (AISC)(1). At Waihi, strong operational performance at the Martha Underground led to the site exceeding its production guidance. At Didipio, targeted investments in pumping infrastructure enhanced operational resilience, while the mine delivered on its annual production guidance.

In December 2025, we received the official approval of all permits necessary to develop and operate the Waihi North Project. This represents a significant milestone for us and is transformational for the Company’s future growth. The receipt of the permit is a result of many years of dedicated work by our exceptional team and reflects adherence to New Zealand’s rigorous regulatory standards for responsible mining. We are incredibly proud of this achievement and are excited to be able to begin development of this exceptional, high-return, growth project.

Our Commitment to Safe and Responsible Mining

In 2025, we had no workplace fatalities or life-altering injuries, and our Total Recordable Injury Frequency Rate improved year on year. This result reflects our commitment to ensuring everyone returns home safely every day, supported by the implementation of our group-wide Fatal Risk control system and comprehensive health risk assessments across all operating sites.

We also continued to embed sustainability into our core business processes and strategic decision-making frameworks. Our MSCI “AA” ESG Rating was maintained for the third consecutive year, reflecting the strength of our approach and commitment to sustainability.

Looking Forward(2)

Safely and responsibly delivering on our guidance, while maximizing Free Cash Flow generation and advancing our organic growth and exploration opportunities remains our focus. In 2026 we are expecting another year of strong operational performance, with our guidance projecting higher gold production at a lower AISC.

Our growth and exploration capital is planned to increase this year, which reflects the fully permitted development at the Waihi North Project, the commencement of development at the Palomino Underground at Haile, and a meaningful step-up in group wide exploration expenditures.

We expect 2026 to be another year of strong Free Cash Flow generation, supported by higher gold production, lower unit costs and the current gold price environment. Given this outlook, the Board has approved a tripling of the dividend and a doubling of the share buyback in 2026, resulting in up to $432 million of capital returns to shareholders.

We have an outstanding team of people who deliver our results and enable us to generate these returns for our shareholders. On behalf of the Board, we thank everyone at OceanaGold for their contribution to the achievements of 2025 and dedication to pursuing the opportunities ahead of us.

Finally, we thank all shareholders - as well as our communities, suppliers and customers - for their continued support as we strive to create value for all our stakeholders.

Your Vote is Important

Your participation as a shareholder is important to us, and we encourage you to exercise your vote. Please familiarize yourself with the content included in this Circular before you decide how to vote your shares. For any questions in relation to this Circular, please contact our Investor Relations team at ir@oceanagold.com.

Yours sincerely,

Notes:

(1)  This is a non-IFRS financial measure. For further information, please refer to the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2025 (MD&A) and the section entitled “Additional Information - Miscellaneous - Cautionary Note Regarding Non-IFRS Financial Measures” in this Circular.

(2)  Forward looking information is necessarily based upon various estimates and assumptions. Please refer to the section entitled “Additional Information - Miscellaneous - Cautionary Note Regarding Forward-Looking Statements” in this Circular.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	2

 Glossary of Key Terms

AGM means annual general meeting.

Board means the Board of Directors of the Company.

CEO means the President and Chief Executive Officer

of the Company.

CFO means the Chief Financial Officer of the Company. COO means the Chief Operating Officer of the Company. Circular means this Management Information Circular.

Common Share means a common share in the capital of the Company.

Company or OceanaGold means OceanaGold Corporation.

Computershare means Computershare Investor Services Inc.

Designated Participant has the meaning given to such term in the Performance Share Rights Plan.

DUs means Deferred Units.

ESG means Environmental, Social and Governance.

Exchange Act means the U.S. Securities Exchange Act of 1934, as amended.

Glass Lewis means Glass Lewis & Co., LLC.

ISS means Institutional Shareholder Services, Inc.

LTI means the Long-Term Incentive plan of the Company.

Management, Executive Leadership Team or ELT means the Company’s Executive Leadership Team as set out in the Company’s Annual Information Form dated March 27, 2026.

MD&A means the Company’s Management Discussion and Analysis.

Meridian means Meridian Compensation Partners.

Meeting means the annual general and special meeting of Shareholders of the Company to be held on Tuesday, June 9, 2026, at 12:00pm (EDT) (including any adjournment or postponement thereof).

NEO or Named Executive Officer has the meaning given to that term in National Instrument 51-102F6 - Statement of Executive Compensation.

NI 51-102 means National Instrument 51-102 - Continuous Disclosure Obligations.

NI 54-101 means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

Non-Registered (beneficial) Shareholder means a Shareholder, other than a Registered Shareholder, whose Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder (each, an Intermediary).

Notice of Meeting means the notice of the Meeting.

Notice-and-Access Provisions means the notice-and-access provisions under NI 54-101.

NYSE means the New York Stock Exchange.

Proxy means the Form of Proxy.

Record Date means April 23, 2026, being the date fixed by the Board for the purpose of determining those Shareholders entitled to receive notice of, and to vote at, the Meeting.

Registered Shareholder means a Shareholder whose name appears on the register of shareholders of the Company.

RSU means a Restricted Stock Unit.

SEC means the United States Securities and Exchange Commission.

Shareholder means a holder of one or more Common Shares.

STI means the Short-Term Incentive plan of the Company. TRIFR means the Total Recordable Injury Frequency Rate. TSR means Total Shareholder Return.

TSX means the Toronto Stock Exchange.

VIF means the Voting Information Form.

$ means the United States Dollar. It is the currency used for all references to monetary amounts denoted by the symbol “$” in this Circular, unless specified otherwise with a prefix indicating a different currency (e.g., AU$ for Australian Dollars or CA$ for Canadian Dollars).

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	3

Table of Contents

1	Notice and Access	5
2	Business of the Meeting
	Financial Statements	11
	Resolution 1 - Election and Re-election of Directors	11
	Resolution 2 - Appointment of Auditor	12
	Resolution 3 - Advisory Vote on the Approach to Executive Compensation	12
	Resolution 4 - Virtual-Only Annual General Meetings	13
3	Director Profiles
	Director Profiles	15
4	Directors’ Compensation
	Non-Executive Directors’ Compensation	24
	Non-Equity (Cash Based) Schemes for Non-Executive Directors	25
	Outstanding Share-Based Awards and Option-Based Awards	27
	Share Ownership Policy	27
	Securities Held by Directors and Executive Officers	28
5	Executive Compensation Discussion and Analysis
	Introduction	29
	Compensation Philosophy	29
	Compensation Governance	31
	Pay-For-Performance Focused Compensation Structure	32
	Summary Compensation Table	35
	2025 Variable Compensation Outcomes	36
	Long-Term Incentives - Grants made in 2025	41
	Outstanding Share-Based Awards	42
	Share Ownership Guidelines	43
	Look-Back at NEO Compensation and Alignment with Performance	43
	Employment Agreements - Termination and Change of Control Benefits	44
6	Corporate Governance Statement
	Our Corporate Governance Practices at a Glance	46
	Board of Directors	47
	Board Committees	48
	Board Effectiveness and Performance	51
	Board and Executive Performance	54
	Sustainability Management and ESG	55
	Diversity and Inclusion	57
	Cybersecurity Framework	58
	Ethical and Responsible Decision-Making	58
	Risk Management	59
	Shareholder Engagement	60
	Additional Information	60
7	Additional Information
	Performance of Common Shares - Total Return Index Value	61
	Currency Table	62
	Miscellaneous	63
	Schedule A - Board Charter	66

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	4

1	Notice and Access

This Circular is furnished in connection with the solicitation of proxies being made by the Management of OceanaGold for use at the virtual-only format Meeting via live webcast at https://www.meetnow.global/MNHGK99 and for the purposes set forth in the accompanying Notice of Meeting. All costs of this solicitation will be borne by the Company. Management’s solicitation of proxies will primarily be conducted by mail, but you may be contacted by telephone or other means of communication by employees, directors or officers of the Company, without compensation other than their regular compensation. The cost of solicitation by Management will be borne by the Company.

This Circular describes the matters of business to be covered at the Meeting and how Registered Shareholders and Non-Registered (beneficial) Shareholders may vote. Registered Shareholders should return their proxy to the Company’s transfer agent, Computershare, in accordance with the instructions provided therein and in this Circular. Shareholders and duly appointed proxyholders may attend the Meeting via webcast but must follow the instructions set out in this Circular if they wish to vote at the Meeting. The Company encourages Shareholders to participate in the Meeting.

Shares Outstanding

The Company’s authorized share capital includes an unlimited number of Common Shares, without par value, and an unlimited number of preferred shares, issuable in series by the Board. The Record Date of April 23, 2026 (EDT) has been fixed by the Board to identify those Shareholders entitled to receive notice of, and to vote at, the Meeting.

As at the Record Date, 224,313,323 Common Shares were issued and outstanding, each such Common Share carrying the right to one (1) vote at the Meeting. No preferred shares were outstanding as at the Record Date. The number of issued and outstanding Common Shares reflects the Share Consolidation approved by Shareholders in June 2025.

To the best of the knowledge of the directors and executive officers of the Company, as at the date of this Circular, no persons or companies beneficially own, or control or direct, directly or indirectly, 10% or more of the outstanding Common Shares.

Notice and Access

How will I receive my Meeting Materials?

To reduce printing and mailing costs, the Company is adopting the Notice-and-Access Provisions under NI 54-101 to distribute Meeting materials to both Registered Shareholders and Non-Registered (beneficial) Shareholders. Shareholders will receive a Notice-and-Access notification about the Meeting’s date, webcast, how to obtain electronic and paper copies of the Circular, the Notice of Meeting, Proxy or VIF, MD&A and annual audited statements for the year ended December 31, 2025, along with a financial statement request form (collectively, the Meeting Materials).

The Meeting Materials will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca, the Annual General Meetings section of the Company’s website and a website maintained by Computershare at https://www.meetnow.global/MNHGK99.

All Shareholders will receive a Notice of Meeting in accordance with the Notice-and-Access Provisions, as the Company will not employ ‘stratification’ to differentiate between Shareholders.

These materials are being sent to both Registered Shareholders and Non-Registered (beneficial) Shareholders. If you are a Non-Registered (beneficial) Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

How do I obtain a paper copy of the Circular?

Registered Shareholders can request a paper copy of the Circular by calling +1-866-962-0498 (toll-free in

North America) or +1-514-982-8716 (with charges, from outside North America), providing the 15-digit control number from the Proxy or Notice of Meeting. Non-Registered (beneficial) Shareholders may similarly request a paper copy of the Circular before the Meeting by calling +1-877-907-7643 (toll-free in North America) with their 16-digit control number from the VIF, or +1-303-562-9305 (with charges, from outside North America), and following the given instructions.

Voting Information

Who can vote?

Only Shareholders at the close of business (EDT) on April 23, 2026 (EDT), being the Record Date, are entitled to vote at the Meeting as follows:

a.   If you are a Registered Shareholder, you, or the person you appoint as your duly registered proxyholder, is entitled to vote at the Meeting.

b.   If you are a Non-Registered (beneficial) Shareholder you have the ability to vote at the Meeting through your Intermediary or, if you are a NOBO (described below), by submitting a VIF to Computershare, the Company’s registrar and transfer agent, as outlined below.

.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	5

NOTICE AND ACCESS

Why is this year’s Meeting virtual-only?

Following the success of the first virtual-only shareholder meeting held in 2025, the Company has decided to again hold the Meeting virtually so that Shareholders are provided with enhanced flexibility and opportunity to participate irrespective of their geographic location.

However, your voting rights do not change:

a.   Registered Shareholders and duly appointed proxyholders (including Non-Registered (beneficial) Shareholders who have appointed themselves as proxyholder through their Intermediary) will be entitled to attend, participate and vote at the Meeting, all in real time, similar to an in-person meeting.

b.   Non-Registered (beneficial) Shareholders who do not appoint themselves as proxyholders through their Intermediary cannot vote at the Meeting, but you can still access the Meeting as guests and will be able to ask questions via the online platform, just like at an in-person meeting.

It is important to note that you are unable to attend the Meeting in person. If you are participating in the Meeting, you must remain connected to the internet at all times during the Meeting in order to vote when voting commences. It is your responsibility to ensure internet connectivity for the duration to the Meeting.

Am I Registered or Non-Registered (beneficial)

Shareholder?

The voting process is different depending on whether you are a Registered Shareholder or Non-Registered (beneficial) Shareholder.

You are a Registered Shareholder if your name is on a share certificate or, if registered electronically, your Common Shares are registered with Computershare, the Company’s registrar and transfer agent, in your name and they are not held on your behalf by an Intermediary.

You are a Non-Registered (beneficial) Shareholder if

your Common Shares are registered in the name of your nominee, broker or other Intermediary, such as the Canadian Depositary for Securities Limited in Canada.

What type of Non-Registered (beneficial)

Shareholder am I?

In Canada, there are two kinds of Non-Registered (beneficial) Shareholders - those who object to their name being made known to the Company (called OBOs for Objecting Beneficial Owners) and those who do not object to the Company knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

Pursuant to NI 54-101, the Company will deliver proxy-related materials in connection with this Meeting directly to NOBOs and indirectly to OBOs.

•   NOBOs: Under NI 54-101, the Company will directly deliver proxy-related materials to NOBOs who have not waived the right to receive them. NOBOs can expect to receive a scannable VIF and the Notice-and-Access notification from Computershare, the Company’s registrar and transfer agent. You must complete and return the VIF to Computershare. For voting via telephone and internet, please follow the instructions in the VIF. Computershare will tabulate the results of the VIFs received. The Company assumes the responsibility for delivering these materials to you and ensuring your votes are correctly recorded, bypassing any intermediaries. By choosing to send these materials to you directly, the Company (and not the Intermediary holding your Common Shares on your behalf) has assumed responsibility for (a) delivering these materials to you, and (b) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

•  OBOs : In accordance with NI 54-101, the Company has distributed copies of the Notice-and-Access notification to intermediaries for onward distribution to OBOs. Intermediaries or their service companies, such as Broadridge, must forward these to OBOs, unless rights to receive certain materials, such as certain proxy-related materials, were waived. Included will be a request for VIF from OBOs, which, upon return, serves as your voting instructions. The purpose of this process is to permit OBOs to direct the voting of the Common Shares that they beneficially own. The Company covers the cost of delivering the Notice-and-Access notification. Please ensure you return your voting instructions as specified in the request for VIF.

How can I vote by proxy or VIF?

You have various options for voting by proxy at the Meeting. You are encouraged to vote in advance of the Meeting online, by telephone or any of the other methods described on your Proxy or VIF.

You may also attend and vote online during the live webcast, if you are Registered Shareholder or a Non-Registered (beneficial) Shareholder and have appointed yourself as a proxy through your Intermediary, or you may appoint a duly registered proxyholder to attend the Meeting and vote on your behalf.

Your Proxy or VIF provides that the Common Shares represented by properly executed and deposited proxies will be voted or withheld from voting on each respective manner in accordance with your instructions and that, if you specify a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by your Proxy or VIF will be voted accordingly.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	6

NOTICE AND ACCESS

How do I vote in advance of the Meeting?

Whether you are a Registered Shareholder, a NOBO

Non-Registered (beneficial) Shareholder or an OBO

Non-Registered (beneficial) Shareholder, you have options to vote in advance.

Registered Shareholders unable to attend the Meeting can vote by proxy or appoint a duly registered proxyholder to attend and vote online during the Meeting. To do so, please submit proxies to Computershare Proxy Dept. 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6 Canada, the Company’s registrar and transfer agent, at least 48 hours before the Meeting, excluding weekends and holidays, per the instructions in the Proxy.

NOBO Non-Registered (beneficial) Shareholders

can vote by proxy by submitting the VIF and following the instructions included therein.

OBO Non-Registered (beneficial) Shareholders who have not waived their right to receive Meeting Materials will:

a.  receive a Proxy signed by their Intermediary (typically, with a facsimile stamped signature), indicating the number of Common Shares but otherwise blank; or

b.  more commonly, receive a VIF, which when completed, signed and returned to their Intermediary will constitute authority and instructions (often called proxy authorization form) on how to vote. The proxy authorization form is a one-page document or a regular Proxy with a removable barcode label to be affixed to the Proxy.

In either case, you can provide voting instructions by lodging the VIF or proxy authorization form, as applicable, per the instructions set out therein and as further discussed below.

	REGISTERED SHAREHOLDER	NON-REGISTERED (BENEFICIAL) SHAREHOLDER
Vote your shares in advance	Follow the instructions on your Proxy and return it using one of the methods below.

If you are a NOBO holder: Follow the instructions on your VIF and return it using one of the methods below.

If you are an OBO holder: You must use a request for VIF as provided by your Intermediary or service company to direct your votes as instructed in such form, as per the instructions above

Visit www.investorvote.com and vote using the unique control number located on your Proxy.

If you are a NOBO holder: Visit www.investorvote.com

and vote using the unique control number located on your VIF

If you are an OBO holder: You must use a request for VIF as provided by your Intermediary or service company to direct your votes as instructed in such form, as per the instructions above.

+1-866-732-VOTE (8683) Toll Free or 312-588-4290 Direct Dial (Outside of Canada and U.S.).

If you are a NOBO holder: +1-866-732-VOTE (8683) Toll Free

or 312-588-4290 Direct Dial (Outside of Canada and U.S.).

If you are an OBO holder: You must use a request for VIF as provided by your Intermediary or service company to direct your votes as instructed in such form, as per the instructions above.

Using the envelope provided, send the duly completed, signed and dated Proxy by mail.

Proxies must be received by the Company’s transfer agent by the proxy deadline. The online voting option will remain available until the proxy deadline.

If you are a NOBO holder: Using the envelope provided, send the duly completed, signed and dated VIF by mail. Submit your voting instructions by the time specified on your VIF, so that it will be received at least 48 hours prior to the proxy deadline.

If you are an OBO holder: You must use a request for VIF as provided by your Intermediary or service company to direct your votes as instructed in such form, as per the instructions above.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	7

NOTICE AND ACCESS

How do I appoint a proxy as a Registered Shareholder?

As a Registered Shareholder, you can designate either Management Designee being PAUL BENSON, Chair of the Board, or GERARD MICHAEL BOND, President and Chief Executive Officer (the Management Designees)

or a person other than a Management Designee to attend and vote on your behalf at the Meeting. If you appoint a person other than a Management Designee to attend and vote on your behalf at the Meeting, such person does not need to be a Shareholder.

If you appoint the Management Designees without voting instructions, they will vote on each resolution in accordance with the Board’s recommendations.

If you appoint a non-Management Designees proxyholder, that proxyholder must attend the Meeting for your vote to be cast and to be counted.

If you wish to appoint a third-party proxyholder to represent you at the Meeting, you must:

1.   prior to registering your proxyholder, submit your Proxy per the instructions contained therein; and

2.   register your proxyholder at http://www.computershare.com/Oceanagold by 12:00pm (EDT) on Friday, June 5, 2026 and provide Computershare with your proxyholder’s contact information so they can email the proxyholder an invite code. Without an invite code, proxyholders will not be able to attend and vote at the Meeting.

See the instructions set out below under the heading How to vote online at the Meeting for further information.

How do I appoint a proxy as a Non-Registered (beneficial) Shareholder?

As a Non-Registered (beneficial) Shareholder, you can designate either Management Designee or a person other than a Management Designee to attend and vote on your behalf at the Meeting. If you appoint a person other than a Management Designee to attend and vote on your behalf at the Meeting, such person does not need to be a Shareholder.

If you are a NOBO and wish to vote at the Meeting, or appoint a proxy to vote on your behalf, you must enter your name

(or your proxyholder’s name) on the VIF and return it to Computershare as outlined in the VIF instructions. Should you request to appoint yourself or a nominee as proxyholder, and if Management holds a proxy for your Common Shares, the Company will, without cost to you, appoint your chosen proxyholder in respect of those Common Shares. Under NI 54-101, your proxyholder is then authorized to act on behalf of Management for all Meeting matters, provided they are registered as detailed below. The Company must receive your instruction at least one business day before the proxy submission deadline to ensure the proxy is deposited in time.

Registering your proxyholder is necessary after their appointment. Failure to register means the proxyholder will not receive an invite code for the online Meeting. To register, visit http://www.computershare.com/Oceanagold by 12:00pm (EDT) on Friday, June 5, 2026, and provide your proxyholder’s contact details for Computershare to email them an invite code. Without this code, they cannot attend or vote at the Meeting.

OBOs wanting to vote or appoint a proxy should follow a similar process by filling out the VIF with the relevant names and returning it to their Intermediary.

The Intermediary, under NI 54-101, will arrange the proxyholder’s appointment at no cost. This proxyholder must also register the appointment at

http://www.computershare.com/Oceanagold following

the same procedure as NOBOs to participate at the Meeting.

Importantly, both NOBOs and OBOs must ensure their proxyholder is registered by the deadline to ensure their participation in the online Meeting. Without an invite code, the proxyholder cannot attend and vote.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	8

NOTICE AND ACCESS

How do I vote online at the Meeting?

Regardless of being a Registered Shareholder or a Non-Registered (beneficial) Shareholder, you can vote your Common Shares online during the Meeting (not before it). Here is what you need to know:

	REGISTERED SHAREHOLDER	NON-REGISTERED (BENEFICIAL) SHAREHOLDER
Log in instructions

If you wish to attend and vote at the Meeting, you must follow these instructions on the day of the Meeting:

1.    Log into the Meeting from your computer or mobile device,

by entering the URL in the browser: https://www.meetnow.global/MNHGK99;

2.   Selecting Shareholder;

3.   Entering your 15-digit control number; and

4.   Follow the instructions to vote your Common Shares when prompted.

If you wish to attend and vote at the Meeting, you will need to appoint yourself as a proxyholder and register with the Company’s transfer agent, Computershare, as set out above and below. If you do not follow the instructions below, you will not be able to attend and vote your Common Shares at the Meeting. You must follow these instructions on the day of the Meeting:

1.    Log into the Meeting from your computer or mobile device, by entering the URL in the browser:

https://www.meetnow.global/MNHGK99;

2.    Selecting Invitation;

3.    Entering your invite code, which will be provided to you by Computershare by email if you have duly registered; and

If you do not appoint yourself as a proxyholder, you may still attend the Meeting, but you must do so as a guest (see below). Guests cannot vote or ask questions at the Meeting.

You should allow sufficient time (at least 15 minutes) to log into the Meeting online and complete the above steps.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to vote online, Registered Shareholders must

have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an invite code.

If you require assistance before or during the Meeting, please call +1-888-724-2416 (North America) or +1-781-575- 2748 (International).

Technology required to access the virtual meeting

The Meeting will be conducted entirely online, with no option for physical attendance. Registered Shareholders and duly appointed proxyholders can attend, vote and ask questions in real-time. Non-Registered (beneficial) Shareholders not acting as proxyholders may attend the Meeting as guests but cannot vote or ask questions.

To participate in the Meeting, you will need an internet-connected device such as a laptop, computer, tablet or mobile phone. To run the Meeting platform, please ensure that you have the latest version of Chrome, Safari, Edge or Firefox, with updated software plugins that meet the minimum system requirements.

Continuous internet connection is crucial throughout the Meeting for voting. It is your responsibility to maintain this connection for the duration of the Meeting. If you lose connection once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the Meeting, you should consider voting your Common Shares in advance so that your vote will be counted in case you cannot attend or face technical issues preventing access at the Meeting. Please note that dial-in access does not support voting. Voting at the Meeting can only be done through the online Meeting portal. For technical support, please contact Computershare on +1-888-724-2416 (North America) or +1-781-575-2748 (International).

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	9

NOTICE AND ACCESS

How can I ask questions at the virtual meeting?

OceanaGold is committed to facilitating equal participation for all Shareholders in its virtual-only Meeting, allowing them to ask business-related questions as if attending in person. Questions can be submitted ahead of the Meeting via email to ir@oceanagold.com or live during the Meeting through a designated text box.

These inquiries, provided they pertain to the Meeting’s agenda or OceanaGold’s operations, will be addressed in the Q&A session immediately following the Meeting. The Company Secretary, or their delegate, will manage this process by reading out questions for OceanaGold representatives to answer, ensuring the process mirrors that of in-person meetings. The Chair of the Meeting also reserves the right to regulate the duration and, if necessary, limit, combine or omit questions to maintain relevance and appropriateness to the Meeting’s business.

If you require assistance before or during the Meeting, please call +1-888-724-2416 (North America) or

+1-781-575-2748 (International).

Can I change or revoke my vote?

To ensure flexibility, you have the option to change or revoke your vote. It is important to note that, if you are a Registered Shareholder and attend the Meeting and change your vote on any matter, you will be deemed to have revoked any prior proxy or voting instruction on all matters.

Can I attend the Meeting as a guest?

Yes, guests can attend the virtual Meeting and view the Meeting, but they are not able to vote or ask questions at the Meeting. Guests can access the Meeting using the following instructions:

Step 1: Log into the Meeting from your computer

or mobile device, by entering the URL in the browser: https://www.meetnow.global/MNHGK99

Step 2: Select Guest

Step 3: Enter your name and email address.

	REGISTERED SHAREHOLDER	NON-REGISTERED (BENEFICIAL) SHAREHOLDER
Revocation of proxies or voting instructions

If you voted online in advance of the Meeting and wish to change your voting instructions, you may do so by re-entering your vote using the control number on your proxy form and by following the instructions on your proxy form and using any of the methods above.

If you wish to attend and vote at the Meeting, you will need to appoint yourself as a proxyholder and register with the Company’s transfer agent, Computershare, as set out above and below. If you do not follow the instructions below, you will not be able to attend and vote your Common Shares at the Meeting. You must follow these instructions on the day of the Meeting:

Log into the Meeting from your computer or mobile device, by entering the URL in the browser: https://www.meetnow.global/MNHGK99;

Selecting Invitation;

Entering your invite code, which will be provided to you by Computershare by email if you have duly registered; and

If you do not appoint yourself as a proxyholder, you may still attend the Meeting, but you must do so as a guest (see below). Guests cannot vote or ask questions at the Meeting.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	10

2	Business of the Meeting

Financial Statements	11
Resolution 1 – Election and Re-election of Directors	11
Resolution 2 – Appointment of Auditor	12
Resolution 3 – Advisory Vote on the Approach to Executive Compensation	12
Resolution 4 – Virtual-Only Annual General Meetings	13

Financial Statements

The first item of business for consideration at the Meeting is to review the Company’s audited consolidated financial statements for the year ended December 31, 2025, together with the auditor’s report therein. These financial statements and the auditor’s report, as well as the MD&A for the same period, have been filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, and are also available in the Investor Centre section of the Company’s website (https://oceanagold.com/investors/results-and-filings) and upon request by contacting the Company Secretary in writing at Suite 1020, 400 Burrard Street, Vancouver British Columbia, V6C 3A6, Canada.

Resolution 1 - Election and Re-election of Directors

The Board will consist of eight (8) directors for the ensuing year. As stipulated by the Company’s Articles, all eight (8) directors of the Company will be seeking election or re-election at the Meeting with each director elected holding office until the next annual general meeting of the Company or until his or her office is vacated in accordance with the Articles of the Company.

The following persons are proposed as nominees for election or re-election as a director at the Meeting:

1. Paul Benson 2. Ian M. Reid 3. Craig J. Nelsen 4. Sandra M. Dodds	5. Alan N. Pangbourne 6. Linda M. Broughton 7. Stefanie E. Loader 8. Gerard M. Bond

For additional information concerning each of the proposed director nominees, please refer to the section entitled “Director Profiles” in this Circular. For further information regarding the Company’s Board governance, please refer to the section entitled “Corporate Governance Statement” in this Circular.

Unless otherwise instructed, the proxyholders named in the Proxy will vote FOR the resolution to elect or re-elect (as appropriate) the eight (8) nominees proposed to serve on the Board.

Majority Voting Policy

The Board has adopted a majority voting policy (the Majority Voting Policy), endorsed by the TSX, to ensure that its directors have the majority support of Shareholders voting at the Meeting. This policy, which is available in the Corporate Governance section of the Company’s website, requires that votes for the election of directors in uncontested meetings of Shareholders can be cast for or withheld from each nominee individually. The results will be recorded and announced post-meeting.

Should a nominee receive more withheld votes than in favour, it signals a lack of shareholder support. In such cases, the nominee must immediately offer their resignation for the Board’s consideration. The Board will refer the resignation to the Governance and Nominations Committee for recommendation. Unless exceptional circumstances suggest otherwise, such committee is expected to recommend accepting the resignation.

The involved director will abstain from decision-making regarding their resignation, which the Board will deliberate upon within 90 days post-meeting, based on the Governance and Nominations Committee’s advice. The final decision, including a detailed statement of the reasons for any rejection of the resignation, if applicable, along with a TSX-notification, will be publicly announced and promptly disclosed in accordance with applicable laws and stock exchange rules, not specifically limited to a TSX-notification.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	11

BUSINESS OF THE MEETING

Term Limits

The Company prioritizes maintaining a dynamic and effective Board that embodies a rich blend of experience, skills, knowledge, diversity, independence and tenure to ensure sound strategic guidance and governance. In February 2023, the Board instituted a Board Renewal Policy outlining, among other details, term limits for its directors. According to this policy, the Governance and Nominations Committee annually assesses each director’s tenure as part of the re-election process. Directors who have served continuously for 10 years will not be nominated for re-election as Non-Executive Directors, ensuring fresh perspectives and sustained board effectiveness.

Resolution 2 - Appointment of Auditor

It is proposed that PricewaterhouseCoopers LLP (PwC) be re-appointed by the Shareholders to serve as the independent auditor of the Company until the close of the next annual general meeting, and that the Board be authorized to fix such auditor’s remuneration.

The aggregate fees billed for professional services rendered by PwC, for our last two financial years are as follows:

FINANCIAL YEAR ENDED	AUDIT FEES (1) ($000)	AUDIT-RELATED FEES (2) ($000)	TAX FEES (3) ($000)	ALL OTHER FEES (4) ($000)	TOTALS ($000)
2025	1,700	313	485	0	2,498
2024	1,497	30	620	277	2,424

Notes:

(1)	Audit fees include services in connection with our consolidated and statutory financial statement audits.
(2)	Audit-related fees include fees associated with the Sustainability Report and Extractive Sector Transparency Measures Act Annual Report and royalties audit.
(3)	Tax fees include fees associated with annual tax compliance and with tax consulting advice obtained in relation to ad-hoc projects such as funding restructuring.
(4)	All other fees include services provided for the listing of OceanaGold (Philippines) Inc., and other consulting fees.

Unless otherwise instructed, the proxyholders named in the Proxy will vote FOR the resolution to re-appoint PwC as the auditor of the Company and to hold office until the next AGM and will authorize the Board to determine the auditor’s compensation.

Resolution 3 - Advisory Vote on the Approach to Executive Compensation

At the Meeting, Shareholders will have the opportunity to vote on OceanaGold’s approach to executive compensation.

The Company’s executive compensation disclosure is designed to clearly demonstrate its pay-for-performance philosophy by showing how executive remuneration outcomes are directly linked to both individual and company performance. The disclosure explains how performance is assessed against pre-defined objectives, how the Company’s performance compares with that of its peers, and how these factors inform compensation decisions by the Board. This approach emphasises the strong alignment between executive remuneration, achievement of strategic objectives and the creation of value for shareholders.

The Company encourages Shareholders to review its compensation philosophy outlined in the section entitled “Executive Compensation Discussion and Analysis - Compensation Philosophy”. Information relating to the quantum of compensation paid to the Company’s executives is outlined in the section entitled “Executive Compensation Discussion and Analysis - Summary Compensation Table”.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	12

BUSINESS OF THE MEETING

The Board believes it is important to give Shareholders a forum to provide feedback on the Company’s approach to executive compensation. Accordingly, the Shareholders are invited to consider and, if deemed advisable, approve the Company’s approach to executive compensation through the following non-binding advisory resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular dated April 23, 2026.”

Unless otherwise instructed, the proxyholders named in the Proxy will vote FOR the advisory resolution. Last year, 97.30% of votes cast on the resolution were voted in favour of the Company’s approach to executive compensation and 2.70% votes were voted against the Company’s approach.

While the vote is advisory in nature and therefore not binding, the Remuneration, People and Culture Committee and the Board value the views of shareholders and will consider the outcome of the vote and any feedback received when determining future executive compensation arrangements.

The Company encourages its Shareholders to communicate with it directly in relation to any questions or comments on its executive compensation philosophy. You can write to the Chair of the Remuneration, People and Culture Committee by email at companysecretary@oceanagold.com or by mail to Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

Resolution 4 - Virtual-Only Annual General Meetings

The Company is seeking Shareholder approval to hold the 2027 annual meeting of shareholders (the 2027 AGM) exclusively via a virtual-only format using advanced remote meeting technologies. They may include teleconference, messaging systems, chat rooms and specialized virtual meeting software, enabling shareholders to participate from any location.

Historically, the Company has experienced very low physical attendance and very low or no participation from Shareholders at in-person AGMs. By moving to a virtual-only format, the Company is expected to facilitate increased engagement, inclusivity and participation by making attendance more convenient and cost-effective for all Shareholders. The Company is committed to ensuring that Shareholders in a virtual-only AGM are afforded the same rights and opportunities to participate as they would in an in-person meeting.

Features of a virtual-only AGM include audio feeds ensuring all participants can hear meeting procedures, live presentation slides, opportunities for shareholders to submit questions electronically, in advance of or during the AGM, display of questions asked during the AGM to all participants and for Registered Shareholders and proxy holders, real-time, virtual voting over the Internet or telephone, supplemented by traditional proxy or voting instruction forms.

Last year, approximately two-thirds of votes cast on the resolution were voted in favour of a virtual-only AGM. The shareholder vote on this proposal will be binding and will determine the format of the 2027 AGM: if approved, the meeting will be held entirely virtually; if not approved, it will be held in an in person or hybrid format.

Notwithstanding the results of this Shareholder vote, it is the Company’s intention to continue to provide Shareholders with an opportunity to vote on adopting a virtual-only format for future AGMs where the Company continues to believe that virtual-only AGMs will facilitate increased engagement, inclusivity and participation from Shareholders.

Unless otherwise instructed, the proxyholders named in the Proxy will vote FOR the resolution to conduct the 2027 AGM exclusively via virtual means

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	13

BUSINESS OF THE MEETING

Past Annual General and Special Meeting Voting Results

Below are the voting results for all resolutions at the last three years of AGMs. Values marked with “-- ” indicate either that the given director did not stand for election or that the resolution was not tabled in the given year.

VOTING RESULTS	2023	2024	2025
ELECTION OF DIRECTORS	%	%	%
Paul Benson	99.3	81.1	79.79
Ian M. Reid	99.2	70.3	98.99
Craig J. Nelsen	99.3	96.7	99.45
Sandra M. Dodds	99.3	84.1	97.65
Alan N. Pangbourne	99.8	96.6	99.33
Linda M. Broughton	99.9	96.7	99.45
Stefanie E. Loader	-	-	99.94
Gerard M. Bond	99.5	99.8	99.94
Catherine A. Gignac	97.2	-	-
ROUTINE BUSINESS
Approve the re-appointment of PricewaterhouseCoopers as Auditors and Authorize the Board to fix their remuneration	98.1	93.8	94.51
Advisory Vote on Executive Compensation Approach	98.4	98.8	97.30
Approve Virtual-Only Annual General Meetings	-	-	65.89
SPECIAL RESOLUTIONS
Re-approve Performance Rights Plan	-	93.4	-
Approve a 3-to-1 Share Consolidation	-	-	99.71
Approve Amendments to the Company’s Articles	-	-	99.60

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	14

3	Director Profiles

The following are brief biographies of the proposed nominees for election as a director. Individual data is accurate as at April 1, 2026, with the market value of total holdings calculated based on the closing price on the TSX on that date.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	15

DIRECTOR PROFILES

Paul Benson

Mr. Paul Benson joined as a non-executive director in May 2021 and was appointed the Chair of the Board in October 2021. He also serves as the Chair of Governance and Nominations Committee.

Mr. Benson is a highly regarded mining executive with more than 40 years’ experience across operations, project development, capital markets, strategy and business development. He has extensive experience across a broad range of commodities, including gold, copper, tin, lead, zinc, silver, mineral sands, iron ore, uranium and coal, and brings deep technical and commercial expertise spanning exploration, mining, senior management and corporate finance.

He was previously President, CEO and a director of SSR Mining Inc., and CEO and Managing Director of Troy Resources Limited. Earlier in his career, he spent approximately 20 years in senior executive and operational roles in Australia and internationally with BHP Billiton Ltd. (“BHP”), Rio Tinto and Renison Goldfields.

Mr. Benson holds a Bachelor of Science in Geology and Exploration Geophysics and a Bachelor of Engineering in Mining, both from the University of Sydney. He also earned a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia and a Masters of Science (Distinction) in Management from the London Business School.

Current Occupation: Non-Executive Director Resides: Perth, Western Australia, Australia Independent Director Since: 2019 Age: 63

Areas of Expertise:

•     Executive Leadership

•     Mining

•     Strategy

•     Health, Safety, Environment & Sustainability

•     Mergers & Acquisitions

•     Business Development

•     International

•     Governance and Risk Management

	NUMBER OF SHARES	NUMBER OF DUS	TOTAL HOLDING (#)	MARKET VALUE OF TOTAL HOLDING
Share Ownership (as of April 1, 2026)	45,633	71,368	117,001	$3,843,904
Share Ownership Guidelines		4 Times Annual Base Fee ($580,000 for the Chair) - Achieved

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE LAST FIVE YEARS
None

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	16

DIRECTOR PROFILES

Ian M. Reid

Mr. Ian M. Reid joined our Board of Directors in April 2018 as a non-executive director and held the position of Chair from June 2019 until September 2021. He was the Chair of the Sustainability Committee until December 31, 2025.

An experienced leader, he brings to the role more than thirty years experience in managing the successful growth and operations of major multinational companies. As a senior executive of Finning International Inc., Caterpillar Inc.’s largest equipment dealer globally, Mr. Reid has extensive experience in servicing and supporting mines and other heavy civil operations in Canada, the United Kingdom and South America. He participated in Caterpillar Inc.’s Global Mining Strategy Council along with the other top ten mining dealers worldwide until his retirement in 2008.

Mr. Reid has extensive experience serving as an independent director for numerous public and privately held corporations in a variety of industries, including construction (civil and commercial), energy services, consulting engineering, commercial and retail tire, mining and financial services.

He received a Bachelor of Commerce from the University of Saskatchewan and has completed the Advanced Management Program at Harvard Business School.

Current Occupation: Non-Executive Director Resides:Edmonton, Alberta, Canada Independent Director Since: 2018 Age: 70

Areas of Expertise:

•        Executive Leadership

•        Strategy

•        Health, Safety, Environment & Sustainability

•        Capital Management

•        Human Resources & Executive Compensation

•        Governance and Risk Management

•        Business Development

•       International

	NUMBER OF SHARES	NUMBER OF DUS	TOTAL HOLDING (#)	MARKET VALUE OF TOTAL HOLDING
Share Ownership (as of April 1, 2026)	83,333	86,763	170,096	$5,588,266
Share Ownership Guidelines			4 Times Annual Base Fee ($320,000) - Achieved

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE LAST FIVE YEARS
Canadian Western Bank (03/2011 to 02/2025)	Director

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	17

DIRECTOR PROFILES

Craig J. Nelsen

Mr. Craig Nelsen was appointed a non-executive director in February 2019 and currently serves as Chair of the Remuneration, People and Culture Committee.

Mr. Nelsen is a geologist with over 40 years of experience in the global mining industry. He was the founder, and former CEO, Chair and Director of Avanti Mining Inc. He previously serviced as Executive Vice President, Exploration of Gold Fields Limited, and as founder, Chief Executive Officer and Chair of the former Metallica Resources (now New Gold). Earlier in his career, Mr. Nelsen held a range of senior leadership positions at Lac Minerals Ltd., culminating in Executive Vice President Exploration.

Mr. Nelsen currently serves as Non-Executive Chair and Director of ATEX Resources Inc. He holds a M.S. degree in Geology from the University of New Mexico and a B.A. in Geology from the University of Montana.

Current Occupation: Non-Executive Director Resides: Centennial, Colorado, USA Independent Director Since: 2019 Age: 74

Areas of Expertise:

•     Executive Leadership

•     Human Resources & Executive Compensation

•     Exploration and Resource/ Reserve Development

•     Mergers & Acquisitions

•     Business Development

•     International

•     Strategy

•     Mining

	NUMBER OF SHARES	NUMBER OF DUS	TOTAL HOLDING (#)	MARKET VALUE OF TOTAL HOLDING
Share Ownership (as of April 1, 2026)	84,333	78,175	162,508	$5,338,973
Share Ownership Guidelines			4 Times Annual Base Fee ($320,000) - Achieved

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE LAST FIVE YEARS
ATEX Resources Inc. (01/2021 to current)	Chair
Golden Star Resources Ltd. (05/2011 to 01/2022)	Director

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	18

DIRECTOR PROFILES

Sandra M. Dodds

Ms. Sandra M. Dodds was appointed a non-executive director in November 2020 and currently serves as the Chair of the Audit and Risk Committee.

Ms. Dodds brings almost 30 years of senior executive experience across infrastructure, engineering and services businesses, with deep expertise in strategy, financial oversight, operational management and business performance across Australia, New Zealand and Asia.

Ms. Dodds was previously Chief Executive Officer, Infrastructure at Broadspectrum and prior to that, she spent ten years at Downer EDI Limited in several executive roles, including as CFO for Downer Works Global, Executive General Manager Operations and CEO of Downer Asia.

She is currently a Non-Executive Director at Contact Energy Limited and Fletcher Building Limited. Ms. Dodds has served on several boards since 2014 as Chair of TW Power Services Limited, a Director of MACA Limited, Infrastructure Partnerships Australia, Snowy Hydro Limited, Beca Group Limited, and Sydney Harbour Ferries Limited.

Ms. Dodds received her Bachelor of Commerce from the University of Otago in New Zealand. She is a Fellow for the New Zealand Institute of Chartered Accountants Australia and New Zealand and is a Graduate of the Australian Institute of Company Directors.

Current Occupation: Non-Executive Director Resides: Melbourne, Victoria, Australia Independent Director Since: 2020 Age: 64

Areas of Expertise:

•        Executive Leadership

•        Strategy

•        Health, Safety, Environment & Sustainability

•        Financial

•        Business Development

•        Capital Management

•        Governance and Risk Management

•        Project Development

	NUMBER OF SHARES	NUMBER OF DUS	TOTAL HOLDING (#)	MARKET VALUE OF TOTAL HOLDING
Share Ownership (as of April 1, 2026)	5,000	79,880	84,880	$2,788,614
Share Ownership Guidelines			4 Times Annual Base Fee ($320,000) - Achieved

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE LAST FIVE YEARS
Fletcher Building Limited (09/2023 to current)	Director
Contact Energy Limited (09/2021 to current)	Director
MACA Limited (10/2020 to 09/2021)	Director

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	19

DIRECTOR PROFILES

Alan N. Pangbourne

Mr. Alan N. Pangbourne was appointed a non-executive director in October 2022 and is the Chair of our Technical Committee.

Mr. Pangbourne has over 35 years of experience in global mining operations and most recently was the President and CEO of Guyana Goldfields Inc. through to its sale to Zijin Mining Group Co., Ltd. in August 2020. Previously, Mr. Pangbourne was Chief Operating Officer of SSR Mining Inc., Vice President Projects South America for Kinross Gold Corp., and held increasingly senior roles at BHP, including President and Chief Operating Officer of Nickel Americas, Projects Director for BHP’s Uranium Division, which included the Olympic Dam Expansion, and Project Manager for BHP’s Spence copper project in Chile. Earlier in his career, he was also General Manager at an engineering company that specialized in gold heap leach and carbon-in-pulp plants.

Mr. Pangbourne holds a Bachelor of Applied Science (Extractive Metallurgy) and a Graduate Diploma in Mineral Processing from the Western Australian School of Mines.

Current Occupation: Non-Executive Director Resides: Vancouver, British Columbia, Canada Independent Director Since: 2022 Age: 65	Areas of Expertise: • Executive Leadership • International • Health, Safety, Environment & Sustainability • Mining • Project Development • Technology & Innovation

	NUMBER OF SHARES	NUMBER OF DUS	TOTAL HOLDING (#)	MARKET VALUE OF TOTAL HOLDING
Share Ownership (as of April 1, 2026)	2,267	57,628	59,895	$1,967,766
Share Ownership Guidelines			4 Times Annual Base Fee ($320,000) - Achieved

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE LAST FIVE YEARS
Chesapeake Gold Corp. (01/2021 to 05/2025)	Director
TMAC Resources Inc. (09/2020 to 02/2021)	Director

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	20

DIRECTOR PROFILES

Linda M. Broughton

Ms. Linda M. Broughton was appointed a non-executive director in April 2023.

She is an experienced mining executive with over 35 years of experience in both corporate and operations roles throughout North and South America. She has specialized in environmental geochemistry, water and tailings management, risk management, and mine reclamation.

Ms. Broughton currently serves on several industry review boards and is an independent director of Avino Silver & Gold Mines. From 2014 to 2023, Ms. Broughton was Vice President Technical Services for Alexco Resource Corp. as well as President of their subsidiary, ERDC, where she was responsible for the reclamation of a historical mining district in northern Canada. Prior to that, she held various senior environmental and engineering roles with BHP in Chile and USA, Compañia Mineral Antamina in Peru, and SRK Consulting in Canada and the UK.

Ms. Broughton holds a Bachelor of Science (Mining Engineering) from Queen’s University and a Masters of Applied Science from the University of British Columbia. She is also a graduate of the ICD-Rotman Directors Education Program in Canada and holds the ICD.D designation.

Current Occupation: Non-Executive Director Resides: Vancouver, British Columbia, Canada Independent Director Since: 2023 Age: 64	Areas of Expertise: • Mining • Health, Safety, Environment & Sustainability • Government Relations and Regulatory Policies • International

	NUMBER OF SHARES	NUMBER OF DUS	TOTAL HOLDING (#)	MARKET VALUE OF TOTAL HOLDING
Share Ownership (as of April 1, 2026)	0	41,343	41,343	$1,358,266
Share Ownership Guidelines			4 Times Annual Base Fee ($320,000) - Achieved

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE LAST FIVE YEARS
Avino Silver & Gold Mines Ltd (02/2026 to current)	Director

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	21

DIRECTOR PROFILES

Stefanie E. Loader

Ms. Stefanie E. Loader was appointed a non-executive director in February 2025 and assumed the role of Chair of the Sustainability Committee effective January 1, 2026.

Ms. Loader is a highly accomplished geologist and mining executive with extensive experience across mining operations, mineral exploration, project evaluation and development studies, and multinational corporate strategy. She brings significant board and committee experience, having previously served as Chair of Health, Safety, Environment and Community Committees and Nominations and Remuneration Committees.

Ms. Loader’s career spans a diverse range of commodities and jurisdictions including gold and copper in Australia, Laos, Chile and Peru, and diamonds in Canada and India. She held the role of Managing Director of Northparkes copper and gold mine in Australia for CMOC International and Rio Tinto from 2012 to 2017. Ms. Loader was Chair of the New South Wales Minerals Council from 2015 to 2017. She also served in the office of the CEO for Rio Tinto, supporting the Executive Committee, and as an Exploration Executive. In 2013, Ms. Loader was recognized as one of the Australian Financial Review’s 100 Women of Influence and was the winner of the 2024 Outstanding Contribution to NSW Mining Award.

Mr. Loader holds a B.Sc. Honours in Geology from the University of Western Australia and a Graduate Certificate in Applied Statistics from Murdoch University, Australia.

Current Occupation: Non-Executive Director Resides: New South Wales, Australia Independent Director Since: 2025 Age: 53	Areas of Expertise: • Executive Leadership • Mining • International • Strategy • Health, Safety, Environment & Sustainability • Project Development

	NUMBER OF SHARES	NUMBER OF DUS	TOTAL HOLDING (#)	MARKET VALUE OF TOTAL HOLDING
Share Ownership (as of April 1, 2026)	0	17,474	17,474	$574,084
Share Ownership Guidelines			4 Times Annual Base Fee ($320,000) - Achieved

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE LAST FIVE YEARS
Sunrise Energy Metals Limited (06/2017 to current)	Director
Clean TeQ Water Ltd (07/2021 to 03/2022)	Director
St Barbara Ltd (11/2018 to 06/2024)	Director

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	22

DIRECTOR PROFILES

Gerard M. Bond

Mr. Gerard M. Bond was appointed executive director and President and Chief Executive Officer in April 2022.

Mr. Bond is an experienced and accomplished executive in the global resources and finance industry. He has broad commodities experience spanning gold, copper, nickel and aluminium. He has an extensive background in corporate finance, mergers and acquisitions, treasury and human resources, and has held numerous senior executive roles across North America, Europe and Australia. He has a proven track record of driving performance and delivering on business potential.

Prior to his appointment at OceanaGold, Mr. Bond was the Finance Director and Chief Financial Officer at Newcrest Mining Limited for ten years, from January 2012 to January 2022. Before joining Newcrest Mining Limited, he was at BHP where, over his 14 years there, he held various senior executive roles in Mergers and Acquisitions, Treasury, as Deputy CFO of the Aluminium business, CFO and then Acting President of the Nickel business, and finally as BHP’s Head of Group Human Resources. Prior to joining BHP, he worked in corporate finance for Coopers & Lybrand.

Mr. Bond holds a Bachelor of Commerce from the University of Melbourne and completed a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia. He was previously a Chartered Accountant.

Current Occupation: President and Chief Executive Officer Resides: Vancouver, British Columbia, Canada Independent Director Since: 2022 Age: 58

Areas of Expertise:

•        Executive leadership

•        Strategy

•        International

•        Financial

•        Capital Management

•        Mining

•        Governance and Risk Management

•        Government Relations and Regulatory Policies

•        Human Resources and Executive Compensation

•        Health, Safety, Environment & Sustainability

•        Business Development

	NUMBER OF SHARES	NUMBER OF DUS	TOTAL HOLDING (#)	MARKET VALUE OF TOTAL HOLDING
Share Ownership (as of April 1, 2026)	401,241	248,298	649,539	$21,339,694
Share Ownership Guidelines			4 Times Annual Base Salary - Achieved

OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE LAST FIVE YEARS
Newcrest Mining Limited (02/2012 to 12/2022)	Finance Director and Chief Financial Officer

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	23

4	Directors’ Compensation

Non-Executive Directors’ Compensation

Our Non-Executive Directors’ compensation program is designed primarily to attract and retain talented individuals who have the requisite skills, knowledge and experience to discharge the duties expected of an individual acting in this capacity. The program is designed to:

a.	Compensate directors to reflect the time commitment and responsibilities of the role;
b.	Align the interests of directors with the interests of Shareholders;
c.	Minimize the likelihood of short-term tenures and high turnover of directors; and
d.	Compensate directors in line with market median pay for Non Executive Directors and Committee Chairs.

The compensation paid to each Non-Executive Director is comprised of an Annual Fixed Cash Fee for service as a Board and committee member. Additionally, Non-Executive Directors receive an Annual Deferred Unit Award and a one-time award on commencement with the Company.

The following table sets out the Non-Executive Directors compensation during the financial year ended December 31, 2025:

BOARD / COMMITTEE	CAPACITY	ANNUAL COMPENSATION
ANNUAL FIXED CASH FEE
Board of Directors	Chair of the Board	$145,000
	Non-Executive Director	$80,000
Audit and Risk Committee	Chair	$22,000
	Member	$8,000
Sustainability Committee	Chair	$15,000
	Member	$8,000
Remuneration, People and Culture Committee	Chair	$16,500
	Member	$8,000
Governance and Nominations Committee	Chair	$12,000
	Member	$7,000
Technical Committee	Chair	$16,500
	Member	$8,000
DEFERRED UNIT AWARD
Deferred Unit Plan - Commencement	Non-Executive Director	$100,000
Deferred Unit Plan - Annual	Non-Executive Director	$80,000

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	24

DIRECTOR’S COMPENSATION

In September 2025, following a review of non-executive director compensation conducted by independent compensation consultant, Meridian, and having regard to market practice and the Company’s share ownership guidelines, the Board approved the following changes to non-executive director compensation, effective January 1, 2026:

COMMITTEE FEES	CHAIR FEE (PRIOR JAN 1, 2026)	MEMBER FEE (PRIOR JAN 1, 2026)
Audit and Risk Committee	$22,000 - $24,000	$8,000 - $10,000
Sustainability Committee	$15,000 - $18,000	$8,000 -$10,000
Remuneration, People and Culture Committee	$16,500 - $18,000	$8,000 - $10,000
Governance and Nominations Committee	No change	No change
Technical Committee	$16,500 - $18,000	$8,000 - $10,000
DEFERRED UNIT AWARD
Deferred Unit Plan - Annual	$80,000 - $90,000

Non-Executive Directors do not receive additional fees for attending Board or committee meetings. If travel exceeding 12 hours by air from location of usual residence is required for a Company Board or committee meeting, Non-Executive Directors receive a fixed $5,000 travel allowance. Occasionally, for transactions or other significant corporate matters when a special Committee of the Board is formed, members might receive a committee fee - none were paid in 2025. The Non-Executive Directors do not receive option-based remuneration.

Non-Equity (Cash Based) Schemes for Non-Executive Directors

Deferred Unit Plan

The Company introduced a cash-based Deferred Unit Plan for Non-Executive Directors in 2016, following an independent review of Board compensation. The Deferred Unit Plan forms part of directors’ total remuneration and is designed to align directors’ interests with those of shareholders by providing awards that are economically equivalent to holding Common Shares, without issuing equity.

DUs are granted quarterly at the start of each quarter based on the Annual Deferred Unit Award and on the TSX closing price on the second trading day of that quarter, and accrue dividend equivalents when dividends are paid on the Company’s Common Shares. The Remuneration, People and Culture Committee oversee the administration of the Deferred Unit Plan and makes recommendations to the Board, which retains discretion over DU grants.

DUs redeem automatically for cash when a Non-Executive Director ceases to serve on the Board (“Triggering Date”), with the payment equal to the market value of the DUs at that time. The total number of DUs outstanding, together with all other security-based compensation arrangements, is capped at 1% of the Company’s issued and outstanding Common Shares. The Board may amend, suspend or terminate the Deferred Unit Plan, subject to protections requiring director consent where changes would materially and adversely affect outstanding awards.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	25

DIRECTOR’S COMPENSATION

Non-Executive Directors’ Compensation Table

The following table sets out the amount of compensation provided to the Non-Executive Directors during the financial year ended December 31, 2025. As a Named Executive Officer, Gerard Bond does not and will not receive compensation for his service as a director and his compensation information is presented in the section “Executive Compensation Discussion and Analysis” below.

NAME	FEES ($)	SHARE-BASED AWARDS(1)	OPTION-BASED AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMP. ($)	PENSION VALUE ($)	ALL OTHER COMP.(2) ($)	TOTAL COMP.(3) ($)
Paul Benson	169,800	88,126	-	-	19,200	10,000	287,126
Ian M. Reid	108,679	89,961	-	-	1,321	15,000	214,961
Craig J. Nelsen	112,500	88,937	-	-	-	15,000	216,437
Sandra M. Dodds	104,628	89,141	-	-	12,372	10,000	216,141
Alan N. Pangbourne	109,331	86,489	-	-	3,169	15,000	213,989
Linda M. Broughton	100,831	84,549	-	-	3,169	15,000	203,549
Stefanie E. Loader	80,000	161,705	-	-	-	10,000	251,705
TOTALS	825,000	688,908			34,946	85,000	1,633,854

Notes:

(1)  All share-based awards represent DUs granted under the Company’s Non-Employee Directors Deferred Unit Plan (the Deferred Unit Plan) to each Non-Executive Director during the year, including commencement (for Ms. Loader in 2025) and additional DUs granted to the Non-Executive Director holders of DUs reflecting cash dividends paid on Common Shares. Values are determined based on the fair value of each DU award on the respective grant date.

(2)	Fees include compensation for travel.
(3)	The above calculation uses actual average exchange rates for the relevant quarterly periods in compliance with accounting rules with the exception of share-based awards.

Share-Based Awards and Option-Based Awards - Value Vested or Earned During the Year

In accordance with National Instrument 51 102, the following table discloses the share-based awards and option-based awards which have vested or been earned during the most recently completed financial year for each Non-Executive Director.

NAME	SHARE-BASED AWARDS VALUE VESTED DURING THE YEAR ($)	OPTION- BASED AWARDS VALUE VESTED DURING THE YEAR	NON-EQUITY INCENTIVE PLAN COMPENSATION - VALUE EARNED DURING THE YEAR ($)
Paul Benson	88,126	-	-
Ian M. Reid	89,961	-	-
Craig J. Nelsen	88,937	-	-
Sandra M. Dodds	89,141	-	-
Alan N. Pangbourne	86,489	-	-
Linda M. Broughton	84,549	-	-
Stefanie E. Loader	161,705	-	-

During 2025, Deferred Units (“DUs”) with an aggregate market value of $80,000 were granted to each Non-Executive Director (other than Ms. Loader, who joined the Board after the Q1 grant). The annual grant was allocated in equal quarterly tranches, with the number of DUs determined based on the TSX closing price on the second trading day of each quarter.

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DIRECTOR’S COMPENSATION

In addition to the quarterly DU grants, additional DUs (representing dividend equivalents) are credited whenever the Company declares and pays a cash dividend on its common shares. The market value of dividend units is calculated using the TSX closing price on the relevant dividend record date. As Non-Executive Directors commenced service at different times, individual DU balances vary, and accordingly the number of dividend units credited in respect of each dividend payment differs across the Non-Executive Director group.

Finally, Ms. Stefanie Loader also received a commencement grant of DUs with a market value of $100,000 upon joining the Board in February 2025.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2025 for each Non-Executive Director:

OPTION-BASED AWARDS					SHARE-BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNVESTED IN-THE-MONEY OPTIONS ($)	NUMBER OF DUS THAT HAVE NOT VESTED(1)	MARKET OR PAYOUT VALUE OF DUS THAT HAVE NOT VESTED(1)(2) ($)	MARKET OR PAYOUT VALUE OF VESTED DUS NOT PAID OUT OR DISTRIBUTED(1) ($)
Paul Benson	-	-	-	-	-	-	1,998,962
Ian M. Reid	-	-	-	-	-	-	2,434,844
Craig J. Nelsen	-	-	-	-	-	-	2,191,700
Sandra M. Dodds	-	-	-	-	-	-	2,239,977
Alan N. Pangbourne	-	-	-	-	-	-	1,609,937
Linda M. Broughton	-	-	-	-	-	-	1,148,852
Stefanie E. Loader	-	-	-	-	-	-	473,062

Notes:

(1)	Upon grant, DUs are immediately deemed vested and credited to each Non-Executive Director’s account; however, DUs are settled and paid only upon the Triggering Date.
(2)	The above calculation uses the USD/CAD exchange rate of 0.73 and the Company’s closing price on C$38.90 the TSX on December 31, 2025.

Share Ownership Policy

In December 2019, the Board adopted the Share Ownership Policy requiring Non-Executive Directors to attain and maintain target share ownership levels which are expressed as a multiple of current annual base fees. The policy was last reviewed in December 2025 and the target ownership level for Non-Executive Directors was increased from three to four times their annual base fees.

Ownership value can be achieved by Non-Executive Directors through:

a.	Common Shares owned directly or indirectly by the Non-Executive Director; or
b.	DUs awarded under the Deferred Unit Plan, the value of which is calculated with reference to the Company’s share price.

Non-Executive Directors must achieve their target ownership levels within five years of becoming subject to the Share Ownership Policy. If a Non-Executive Director’s ownership requirement is increased or if a Non-Executive Directors receives a raise in his or her annual base fee, leading to an increase in the ownership requirement, the Non-Executive Director will have five years from the date of such increase to achieve the incremental share ownership. These holding requirements will continue to apply until the target ownership level is attained.

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DIRECTOR’S COMPENSATION

The share ownership values will be calculated as the greater of the cost/acquisition value and market value of the Common Shares, which is a similar practice adopted by the Company’s peers. All share and per-share information is presented on a post-Share Consolidation basis unless otherwise noted. For more information, please refer to the section entitled “Miscellaneous - Share Consolidation” in this Circular.

Current ownership levels to meet the Share Ownership Policy for the CEO and each Non-Executive Director who is seeking election as of April 1, 2026, are shown in the table below:

	HOLDING REQUIREMENT ($)	VALUE OF ACTUAL HOLDINGS ($)(1)			MINIMUM REQUIREMENT MET?
NAME		VALUE OF DUS / RIGHTS	VALUE OF SHARES
				TOTAL(2)
Paul Benson	580,000	2,344,680	1,499,208	3,843,888	Yes
Ian M. Reid	320,000	2,850,461	2,737,789	5,588,250	Yes
Craig J. Nelsen	320,000	2,568,314	2,770,643	5,338,957	Yes
Sandra M. Dodds	320,000	2,624,330	164,268	2,788,598	Yes
Alan N. Pangbourne	320,000	1,893,271	74,479	1,967,750	Yes
Linda M. Broughton	320,000	1,358,250	-	1,358,250	Yes
Stefanie E. Loader	320,000	574,068	-	574,068	Yes
Gerard M. Bond	2,749,418	8,157,483(3)	13,182,211	21,339,694	Yes

Notes:

(1)	The value of Common Shares, DUs and Performance Rights used in the calculation of actual holdings is based on the higher of: (a) cost value at time of grant/acquisition;

and (b) market value as at April 1, 2026, which is based on the Company’s closing price on the TSX. Director share ownership is presented using the same valuation methodology as the applicable ownership guideline (current market value), enabling direct comparison between required and actual ownership levels.

(2) Total ownership is the aggregate of: (a) all Common Shares held by a Non-Executive Director; (b) all DUs held by a Non-Executive Director; and (c) 50% of Performance Rights held by the CEO.

(3) DUs were granted to Non-Executive Directors only. Mr. Bond receives Performance Rights pursuant to his role as CEO but receives no additional remuneration for his role as Executive Director.

Note that an individual director’s or executive’s share ownership level is subject to the Company’s Securities Trading Policy, which prohibits directors and executives from trading Company securities during specified blackout periods, as well as at any time they are in possession of material information that is not generally available to the public and which is reasonably expected to have a material effect on the market price of the Company’s securities. In this regard, the directors were subject to trading blackout for 163 calendar days out of a total of 456 calendar days between January 1, 2025, and April 1, 2026.

Securities Held by Directors and Executive Officers

As of the date of this Circular, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 984,315 Common Shares, representing approximately 0.44% of the issued and outstanding Common Shares as of the date hereof.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	28

5	Executive Compensation Discussion and Analysis

Introduction

This section describes the Company’s approach to executive compensation by outlining the processes and decisions supporting the determination of the amounts which the Company paid to its CEO, CFO and its three (3) other NEOs during the financial year ended December 31, 2025.

While this discussion relates to the NEOs, the other Executive Leadership Team members who report directly to the CEO participate in the same plans and are subject to a similar process.

For a profile of each member of the Executive Leadership Team, please refer to the Company’s Annual Information Form dated March 27, 2026, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and in the Investor Centre section of the Company’s website (https://oceanagold.com/investors/results-and-filings).

The NEOs for the financial year ended December 31, 2025 were:

1.	Gerard Bond, President and Chief Executive Officer;
2.	Marius van Niekerk, Executive Vice President and Chief Financial Officer;
3.	Bhuvanesh Malhotra, Executive Vice President and Chief Operating Officer;
4.	Michelle Edelson, Executive Vice President, Chief People and Technology Officer; and
5.	Liang Tang, Executive Vice President, General Counsel and Company Secretary.

Compensation Philosophy

OceanaGold’s Purpose is mining gold for a better future, and its Vision is to be a company people trust, want to work and partner with, supply and invest in, to create value. This Vision is brought to life by the Company’s Values - Care, Respect, Integrity, Performance and Teamwork. The Remuneration, People and Culture Committee is responsible for reviewing and recommending to the Board compensation policies, programs, resulting compensation levels and incentive award outcomes consistent with the Company’s Purpose, Vision and Values.

The pillars of the Company’s organizational compensation philosophy are:

1.	Pay for Performance: The Company applies a pay for performance philosophy and rewards its workforce for contributing to and achieving defined goals, targets and exceptional results in service of the corporate objective of increasing and sustaining a higher value for Common Shares.
2.	Strategy and Culture Focused: The Company aligns its compensation practices with its Vision, Values and strategy, with a primary aim of incentivizing team and individual performance and behaviours in a manner consistent with the Company’s target leadership behaviours and culture.
3.	Market Competitive: The Company strives to attract and retain high calibre talent by offering market competitive remuneration across the jurisdictions in which it operates and apply pay equity measures in its analysis and decision making. The Company focuses on offering a competitive base salary based on the accountabilities and responsibilities of the role and commensurate with mining market salaries. The Company also rewards employee contributions and achievements through variable incentives, and retains and grows talent through promotion and subsequent remuneration adjustments. The Company is independently advised by remuneration consultants, Meridian, to ensure pay is market competitive in line with an appropriate peer group and is well governed.

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

4.	Fiscally Responsible: The Company is financially prudent and its compensation is commensurate with the financial performance of the Company and its capacity to pay, at any given time.

5.	Responsibly Aligned: The Company ensures its compensation programs, structure and decisions are made with shareholder and other stakeholder interests in mind, including sustainability considerations, and reflect regulatory adherence and guidance in reward programs. The Company reinforces its business culture based on ethical standards supported by its Code of Conduct and addresses any inappropriate behaviour through consequence management, variable pay and clawback potential.

WHAT WE DO
✔	We pay for performance	✔	We maintain a robust incentive recovery policy
✔	We regularly review compensation against the external market	✔	We conduct an annual Say-on-Pay advisory vote
✔	We promote retention with equity awards that vest after three years	✔	We have an anti-share-price-hedging policy and an insider trading policy
✔	We design our compensation plans to attract and retain critical skills and mitigate undue risk-taking	✔	We have director and executive officer share ownership guidelines
✔	We monitor post-employment obligations for executive leavers	✔	We have an independent Remuneration, People and Culture Committee
WHAT WE DO NOT DO
X	We do not guarantee incentive compensation	X	We do not grant options
X	We do not offer excessive pension and benefits	X	We do not provide incentive payouts if performance is below threshold level

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Compensation Governance

The Company has established a compensation governance framework that delineates the roles and responsibilities of the Board of Directors, the Remuneration, People and Culture Committee, and Management. This framework is designed to support the Company’s pay-for-performance philosophy, promote sound risk management, and ensure compensation outcomes are aligned with shareholder interests and long-term value creation.

GOVERNANCE ROLE
The Board of Directors

The Board is responsible for final decisions on executive compensation, including approving the remuneration of the Chief Executive Officer and Executive Leadership Team, determining Non Executive Director remuneration, and approving executive incentive plans.

These decisions are made after considering recommendations from the Remuneration, People and Culture Committee. The Executive Vice President, Chief People and Technology Officer, together with the Company Secretary, is responsible for formalizing approved incentive grants.

Remuneration, People and Culture Committee

The Committee reviews and makes recommendations to the Board on remuneration matters, including the executive remuneration and incentive framework, executive cash and equity based incentive plans, Non Executive Director remuneration, executive recruitment, retention, performance and termination arrangements, and the Company’s people and culture strategy.

The Committee conducts an annual review of executive remuneration, having regard to business performance and advice from the Board appointed independent remuneration consultant, Meridian.

Each of the members of the Remuneration, People and Culture Committee have direct experience on executive compensation enabling them to make decisions on the appropriateness of the Company’s compensation policies and practices.

The Executive Leadership Team

Management briefs the Committee and the Board on business performance to support assessments of management performance and the application of at risk remuneration in line with the Company’s pay for performance philosophy. The Chief Executive Officer makes recommendations to the Committee regarding compensation for executives, having regard to role, market practice, Company performance and retention considerations.

The Chief Executive Officer does not determine his own remuneration.

Compensation Advisors

The Remuneration, People and Culture Committee engage independent consultants to advise on Board and executive compensation matters and has retained Meridian as its independent advisor since March 2020.

Meridian further supports the Remuneration, People and Culture Committee with its annual committee work plan. The plan includes items such as reviewing Management remuneration and payout of awards, LTI and STI plans review, peer group identification and benchmarking, and policy review, among other matters.

During 2025, Management also reviewed guidance published by shareholder proxy advisory services such as ISS and Glass Lewis to ensure that the Company’s compensation philosophy continues to align with industry guidelines.

The table below outlines the aggregate fees paid to external consultants for services related to determining compensation for any of the Company’s directors and executive officers. It should be noted that Mercer did not provide services to the Remuneration, People and Culture Committee in 2025.

AMOUNTS PAID IN 2025			AMOUNTS PAID IN 2024
CONSULTANT	EXECUTIVE COMPENSATION RELATED FEES ($)	ALL OTHER FEES ($)	EXECUTIVE COMPENSATION RELATED FEES ($)	ALL OTHER FEES ($)
Meridian Compensation Partners	133,243	20,148	165,653	-
Mercer	-	-	8,168	-

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Pay Risk Assessment

The Remuneration, People and Culture Committee consider the implications of the risks associated with the Company’s compensation policies and practices. As part of its role in overseeing the risk associated with executive compensation, the Remuneration, People and Culture Committee review the Company’s compensation programs to ensure alignment with its pay philosophy and strategy, while encouraging behaviours that drive sustainable long-term performance, yet discouraging excessive risk taking. Risks related to compensation matters are also independently reviewed annually by Meridian.

Pay-For-Performance Focused Compensation Structure

Total compensation for members of the Executive Leadership Team is strongly weighted toward at-risk remuneration, with a mix of fixed pay and performance based short-term and long-term incentives. These incentives are directly linked to the achievement of short and long-term strategic objectives and overall Company performance. The compensation program aims to ensure total remuneration is market competitive while ensuring a strong alignment between executive rewards and shareholder value creation.

The following diagram depicts the 2025 target annual pay mix for the CEO and the average Executive Leadership Team member, highlighting the significant proportion of compensation which is variable and performance linked.

Fixed Remuneration - Base Salary

The fixed remuneration component includes a fixed base salary together with pension or superannuation contributions,

provided in accordance with applicable legislative requirements in the jurisdiction in which the executive is employed.

Base salaries are determined by reference to factors specific to the position, such as the level and breadth of responsibility, the executive’s experience and performance, as well as the period for which they have held their respective position, along with market comparisons of salary levels to other publicly held mineral resource companies of comparable size and complexity, within the Company’s compensation peer group.

The 2025 peer group for the purposes of determining base salary is comprised of the following companies:

Alamos Gold Inc.	CAN	Evolution Mining Ltd.	AUS	Northern Star Resources Ltd	AUS
B2Gold Corp.	CAN	Fortuna Mining Corp.	CAN	Orla Mining Ltd.	CAN
Centerra Gold Inc.	CAN	Hecla Mining Company	USA	Pan American Silver Corp.	CAN
Coeur Mining Inc.	USA	Hudbay Minerals Inc.	CAN	Perseus Mining Ltd.	AUS
DPM Metals Inc.	CAN	IAMGOLD Corp.	CAN	Ramelius Resources Ltd.	AUS
Eldorado Gold Corp.	CAN	IGO Limited	AUS	Regis Resources Ltd.	AUS
Endeavour Mining plc	UK	Lundin Gold Inc.	CAN	SSR Mining Inc.	USA
Equinox Gold Corp	CAN	New Gold Inc.	CAN	Torex Gold Resources Inc.	CAN

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Fixed Remuneration - Pension Plan Benefits

The Company does not have any defined benefit or defined contribution benefit plans. NEOs were based in Canada and Australia, in respect of which the pension plan payments are as follows:

1.	Canada:
a.	Canada Pension Plan (CPP) - The Company matches up to 5.95% of annual salary to a combined maximum contribution of CA$4,034.10 for 2025, in accordance with Canadian statutory requirements; and
b.	RRSP - Registered plan set up by the Company whereby the Company matches employee contributions up to 5% of employee base salary, to a combined maximum of CA$32,490 for 2025. The CEO receives an additional pension allowance, equivalent to the employee RRSP contribution rate, to offset the loss of pension benefits upon move from Australia to Canada.
2.	Australia: Superannuation (Pension) - The Company pays contributions to a complying fund on behalf of permanent resident employees. Funds are nominated by the employees and are not administered by OceanaGold. Effective July 1, 2025, the minimum contribution was mandated at 12% of an employee’s base salary (increased from 11.5%), capped at AU$30,000 per annum.

Variable Remuneration - Short Term Incentive Program

The Company operates an annual Short-Term Incentive (“STI”) Plan designed to build a strong performance culture, incentivize superior business performance and attract, retain and motivate our employees. All permanent employees from the CEO down, excluding frontline workers who are covered by site specific operational incentive programs, are eligible to participate. The performance period aligns to the Company financial year, January 1 through to December 31.

STI awards are structured as annual cash bonuses and are determined using a weighted assessment of Company, divisional and / or individual performance. For the Executive Leadership Team, individual performance measures are tailored to each executive’s functional responsibilities and focus on financial outcomes and delivery of strategic objectives. STI payments are made only where both individual and Company performance meet the relevant performance criteria and support an appropriate reward outcome.

How STI is calculated

The NEO’s STI outcome depends on three components:

1.	Target bonus opportunity - expressed as a percentage of the executive’s Annual Base Salary.
2.	Company performance - measured against Company KPIs, with results ranging from 0% to 200%, where 100% represents target performance.
3.	Personal performance (for NEOs other than the CEO) - also measured on a 0% to 200% scale, with 100% at target.

These elements are combined using the following formula:

STI ($) = ANNUAL BASE SALARY × STI TARGET % × WEIGHTED PERFORMANCE OUTCOME

Specific application of the Short-Term Incentive Plan in 2025 for the NEOs can be found in the section entitled

“Executive Compensation Discussion and Analysis - 2025 NEO Compensation Details” in this Circular.

Variable Remuneration - Long Term Incentive Program

The Company currently operates only one active equity-based compensation plan, being the Performance Share Rights Plan, which was re-approved by Shareholders in June 2024.

The Performance Share Rights Plan is a long-term incentive (“LTI”) arrangement under which eligible employees may be granted rights by the Board, following a recommendation from the Remuneration, People and Culture Committee. Each right may vest subject to the achievement of service and performance conditions over a Board-determined performance period, which is generally three years. Performance conditions and target milestones are set by the Board and are designed to align employee rewards with the Company’s performance and shareholder value creation. Dividend equivalents accrue on unvested rights and are settled only to the extent the underlying rights vest.

At the end of the applicable performance period, performance rights vest to the extent the performance conditions are satisfied, and vested rights are settled 50% through the issuance of common shares and 50% through the payment of cash, subject to applicable plan limits and regulatory requirements. Unvested rights generally lapse if performance conditions are not met or if a participant ceases employment, subject to limited exceptions for “good leaver” circumstances or a change of control, each as determined in accordance with the Performance Share Rights Plan. The Performance Share Rights Plan includes customary safeguards, including limits on share issuances, forfeiture provisions, prohibition on hedging and Board discretion to ensure outcomes are appropriate and aligned with shareholder interests.

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

In 2023, the LTI program was broadened to include a wider group of employees across all levels of the Company, reinforcing alignment with the Company’s long-term strategic objectives and fostering shared ownership, engagement and participation in an incentive framework that directly supports sustained performance and shareholder value creation.

A copy of the Performance Share Rights Plan is available in the Corporate Governance section of the Company’s website.

In advance of the Company’s New York Stock Exchange listing and in compliance with the applicable corporate governance requirements, the Company has adopted an enhanced Incentive-Based Compensation Recovery Policy that provides for the recovery of certain short-term and long-term incentive compensation awarded to executives. Refer to the section entitled “Corporate Governance Statement - Board and Executive Performance” for further information.

a.	Securities Authorized for Issuance Under the Long Term Incentive Program

The following table provides certain information with respect to the Performance Share Rights Plan as of December 31, 2025:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS
Performance Share Rights Plan	2,757,925	0	5,121,339

In accordance with the rules of the Performance Share Rights Plan approved by the Company’s shareholders, the maximum number of Common Shares issuable or reserved for issuance under the Company’s equity-based compensation programs at any time must not to exceed 3.5% of the issued and outstanding Common Shares. As of December 31, 2025, an aggregate of 225,121,801 Common Shares were issued and outstanding, resulting in a maximum share reserve of 7,879,263 Common Shares across all equity-based compensation programs.

As noted above, the Performance Share Rights Plan is currently the Company’s only active equity-based incentive program. As of December 31, 2025, 5,515,849 Performance Rights remained outstanding under the Performance Share Rights Plan, of which an estimated 2,757,925 Common Shares would be issued upon settlement (assuming 100% vesting and 50% settlement in shares). This represents 1.2% of the issued and outstanding Common Shares on a non-diluted basis. Accordingly, a total of 5,121,339 Performance Rights remain available for grant under the current Performance Share Rights Plan (representing approximately 2.3% of the issued and outstanding Common Shares on a non-diluted basis as of the Record Date).

In 2025, the Company actively repurchased Common Shares under its Normal Course Issuer Bid (NCIB) in excess of the number of LTI awards that vested in 2023, 2024 and 2025. Subject to its financial position and outlook, the Company intends to continue this practice by repurchasing at least the equivalent number of Common Shares to those vesting in any given year, to eliminate any dilution of shareholders.

b.	Burn Rate Information

The table below sets out the “burn rate” percentages in respect of Performance Rights under the Performance Share Rights

Plan for the fiscal years ended 2023, 2024, and 2025.

BURN RATE(1)	AS AT DECEMBER 31, 2023	AS AT DECEMBER 31, 2024	AS AT DECEMBER 31, 2025
Performance Share Rights Plan	0.52%	0.39%	5,121,339

Notes:

(1)	The burn rate is calculated by dividing the number of Performance Rights settled in Common Shares granted in a fiscal year by the weighted average number of Common Shares outstanding in that year.

As noted above, the Company operates a share buyback program under the NCIB and has made a commitment to repurchase an equivalent amount of Common Shares to those issued pursuant to the vesting of the Performance Rights, subject to the Company’s financial position and outlook. This activity effectively offsets the issuance of new Common Shares under the Performance Share Rights Plan, ensuring the Company’s share capital remains balanced and supporting its commitment to enhancing shareholder value and not dilute shareholders.

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Discussion of 2025 NEO Compensation Details

Summary Compensation Table

The table below is a summary of the compensation earned by the NEOs for the Company’s last three financial years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively. Total compensation is comprised of fixed remuneration (annual base salary), short-term incentive (STI / annual incentive plan) for the year it was earned (paid in Q1 the following year), the fair value of long-term incentives (LTI) granted during 2025, and other compensation elements such as pension, sign on considerations, temporary relocation allowances and LTI tax equalization.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	SHARE- BASED AWARDS(1) ($)	OPTION- BASED AWARDS ($)	ANNUAL INCENTIVE PLAN	LONG- TERM INCENTIVE PLAN	PENSION VALUE ($)	ALL OTHER COMPENSATION(2)	TOTAL COMPENSATION(3) ($)
Gerard Bond(4)(5)(10) President & Chief Executive Officer	2025	687,354	2,167,308	-	1,127,140	-	11,761	363,944	4,357,508
	2024	679,545	2,699,622	-	398,760	-	15,252	145,746	3,938,925
	2023	651,806	2,157,266	-	501,437	-	22,337	95,617	3,428,463
Marius van Niekerk(6)(10) EVP, Chief Financial Officer	2025	414,594	864,969	-	410,180	-	11,589	-	1,701,332
	2024	409,883	1,075,323	-	203,932	-	9,262	-	1,698,400
	2023	244,647	1,308,736	-	147,442	-	13,366	98,656	1,812,846
Bhuvanesh Malhotra(7) EVP, Chief Operating Officer	2025	436,558	1,866,405	-	570,963	-	28,534	-	2,902,460
	2024	379,921	1,031,302	-	206,364	-	18,750	-	1,636,337
	2023	-	-	-	-	-	-	-	-
Michelle Edelson(8)(10) EVP, Chief People and Technology Officer	2025	349,389	877,566	-	349,852	-	24,990	-	1,601,796
	2024	327,508	889,367	-	165,753	-	18,900	-	1,401,528
	2023	275,371	229,963	-	159,701	-	15,115	-	680,150
Liang Tang(9) EVP, General Counsel & Company Secretary	2025	360,610	429,922	-	335,134	-	14,791	184,705	1,325,162
	2024	363,573	545,047	-	128,696	-	11,496	126,802	1,175,613
	2023	324,254	686,467	-	145,088	-	15,002	76,691	1,247,501

Notes:

(1) This represents the fair value of the 2025 LTI grant, measured on grant date using appropriate valuation techniques based on observable market inputs such as share price, volatility, expected term and risk-free interest rates.

(2)	Other compensation comprises of payments relating to sign on considerations and temporary relocation benefits such as housing and LTI tax equalization.

(3) The above calculation uses actual average exchange rates for the relevant quarterly periods in compliance with accounting rules with the exception of STI for NEOs based in Australia and Canada, where the average annual exchange rate of 0.64 and 0.72, respectively, has been applied.

(4)	Mr. Bond was appointed as President and Chief Executive Officer in April 2022.
(5)	The 2025 STI for Mr. Bond was reduced to reflect a correction to inadvertent pension allowance overpayments relating to the 2024 and 2025 financial years. The adjustment of $83,298 was applied to the 2025 STI, such that STI amount shown above is net of this reduction.

(6)	Mr. van Niekerk was appointed as CFO in May 2023.
(7)	Mr. Malhotra was appointed as COO in September 2025. He also retained the Technical and Projects Portfolio.
(8)	Ms. Edelson was appointed as Chief People and Technology Officer in March 2023.

(9) Ms. Tang was appointed as EVP, General Counsel and Company Secretary in January 2016. She has advised the Company of her decision to leave the Company and will conclude her tenure on April 30, 2026.

(10) The Annual Incentive amounts shown have been adjusted from 2024 disclosures to ensure consistency of classification and presentation with the current year disclosure. Adjustments are non-material to reflect compensation earned instead of paid during the year. There has been no change to the underlying compensation earned by the relevant NEOs.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	35

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

2025 Variable Compensation Outcomes

The compensation outcomes for NEOs in 2025 are a direct reflection of the Company’s operational and financial performance over the year. In line with the pay for performance philosophy, variable compensation outcomes for the NEOs are tied to the delivery of sustained shareholder value and the achievement of ambitious performance goals. The resulting executive outcomes appropriately recognize the performance achievement, representing a fair and transparent alignment between Company success, shareholder outcomes and executive reward.

Short Term Incentives

The STI framework places strong emphasis on Company-wide performance, ensuring executives are rewarded primarily for delivering results that support the Company’s overall strategy and shareholder value, while still recognizing individual accountability for role-specific outcomes.

In accordance with National Instrument 51-102 and Form 51-102F6, short-term incentive awards are disclosed in respect of the financial year in which the relevant performance is assessed.

a.	2025 STI Target Weightings for NEOs

In 2025, all NEO STI performance metrics continued to be based on the following target weighting:

NEOS	STI TARGET (% OF BASE SALARY)	COMPANY KPI WEIGHTING	PERSONAL KPI WEIGHTING
CEO	100%	100%	0%
Chief Operating Officer	70%	80%	20%
Other NEOs	60%	80%	20%

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	36

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

b.	Outcome of 2025 Company KPIs

Company KPIs contain a defined list of performance indicators the Company assesses itself against on an annual basis. For the year ended December 31, 2025, a result of 176.1% out of 100% was achieved based on the assessment of Company KPI outcomes as described in the table below:

KEY PERFORMANCE INDICATOR(S)	THRESHOLD	TARGET	STRETCH TARGET	WEIGHTING	OUTCOME (FINAL SCORE)
SAFETY & SUSTAINABILITY
SAFETY
Total Recordable Injury Frequency Rate(1)	<1.0	<0.8	<0.6	2%	0.65 (2%)
Injury Severity	Cat 3 IFR = <0.42	Cat 3 IFR = <0.40	Cat 3 IFR = <0.39	4%	0.26 (8%)
Principal Hazard Controls	All scheduled monthly critical control check sheets completed	Threshold + 90% completion of actions to address gaps, on schedule	Target + 10% reduction in energy release HPIs	6%	Maximum (12%)
HEALTH
On time adherence to occupational health hygiene monitoring plan, quality reporting & timely investigations	90% of plan completed on time + all exceedances recorded + on time investigation	95% of plan completed on time + all exceedances recorded + on time investigation	100% of plan completed on time + all exceedances recorded on time investigation	6%	Maximum (12%)
ENVIRONMENT
Number of Category 3 Environmental Incidents(& zero cat 4)	2	1	0	5%	Maximum (10%)
ENERGY AND CARBON
Execution of Climate Change Strategy	Public release of ISSB-aligned Climate Transition Plan (CTP) by end of 2025	Threshold + Progress of renewable electricity supply at Didipio and Haile	Target + fleet electrification actions	4%	Target (4%)
EXTERNAL AFFAIRS AND SOCIAL PERFORMANCE (EASP) AND WATER
Embedment of key processes through delivery of specified plans	All annual site EASP Plans approved and 90% completed	Threshold + all site water management plans approved by year end	Target +1 water improvement project ready for execution in 2026	5%	Maximum (10%)
GROWTH
EXPLORATION, PORTFOLIO OPTIMIZATION AND GROWTH
Exploration 5% + Portfolio management and optimization and growth activity during the year 10%	Board discretion to recognize and reward the level and quality of activity - having regard to exploration outcomes, early stage JVs, Waihi North Project progress, and other growth activity			15%	Target Exceeded (20%)
CULTURE
LEADERSHIP EFFECTIVENESS
Culture survey engagement results	No movement backwards from FY24 engagement score	Threshold +2% improvement YOY	Target + 2% improvement in communications	4%	Maximum (8%)
PRODUCTION
Gold Produced (koz)	Delivery within 12% of budget	Delivery within 5% of budget	Exceed budget	43%	Budget Exceeded (78.1%)
COST & CONTINUOUS IMPROVEMENT
Value added through cost & CI programmes ($M)	$30M	$45M	$60M	6%	Maximum (12%)
TOTAL			Company KPI Outcome	100%	176.1%

Notes:

(1) TRIFR Target = Total recordable injuries per 200,000 work hours.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	37

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Over the five preceding years, Company-level KPI outcomes have generally been below 100%, with average outcomes for the Executive Leadership Team of approximately 71%, reflecting the Board’s consistent application of a pay-for-performance framework.

The chart below illustrates the correlation between the Company STI outcomes and the Company’s year-end share price (on a like for like, post share consolidation basis). The 2025 Company STI outcome of 176.1% is aligned with a period of exceptionally strong performance and significant value creation for shareholders, as reflected in the significant increase in the Company’s share price performance.

## KPI OUTCOME FOR YEAR COMPARED WITH SHARE PRICE AT YEAR END

C$40
C$35
C$30
C$25
C$20
C$15
C$10
C$5
C$0
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
2020
2021
2022
2023
2024
2025
67.5%
$7.38
39.8%
$6.60
100%
$7.74
85.5%
$7.62
71.1%
$11.94
$38.90
176.1%
Share Price (Note 1)
KPI Outcome

Notes:
(1) The closing TSX share price on December 31 of the relevant year in CAD.

c.	Personal KPIs

Performance of the NEOs is also measured annually through a comprehensive system of pre-set, formally documented personal KPIs. Achievements against these KPIs are evaluated by the CEO and discussed with and approved by the Remuneration, People and Culture Committee.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	38

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

d.	2025 NEO STI Outcomes

The Remuneration, People and Culture Committee endorsed the following annual STI outcomes for the Company’s NEOs in respect to the 2025 performance year. The below table represents the total 2025 STI outcome as a percentage of base salary, driven by a combination of personal KPIs and Company Scorecard performance (with the exception of the CEO, who has 100% weighting for Company Scorecard performance), which the Board subsequently approved:

NAME	TARGET STI (A+C)	A) COMPANY KPI	B) COMPANY KPI	C) PERSONAL KPI	D) PERSONAL KPI	ACTUAL STI
	% OF BASE SALARY	WEIGHTED TARGET %	OUTCOME %	WEIGHTED TARGET %	OUTCOME %	% OF BASE SALARY
Gerard Bond	100%	100%	176.1%	N/A	N/A	176.1%
Marius van Niekerk	60%	48%	84.53%	12%	14.4%	98.93%
Bhuvanesh Malhotra	70%	56%	98.62%	14%	28%	126.62%
Michelle Edelson	60%	48%	84.53%	12%	15.6%	100.13%
Liang Tang	60%	48%	84.53%	12%	8.4%	92.93%

Long-Term Incentives - Vesting settled in 2025

In accordance with National Instrument 51-102 and Form 51-102F6, long-term incentive (share based) awards are disclosed in the year in which they vested or settled, regardless of the performance period to which they relate. During 2025, the Board approved and the NEOs received vesting outcomes for LTIs granted in 2022, following completion of the three-year performance period (2022 - 2024).

a.	2022 LTI Grant Vesting Structure

Vesting was determined based on a mix of performance based measures and service based retention, with a strong emphasis on shareholder outcomes:

i.	Relative Total Shareholder Return (rTSR): Measures OceanaGold’s share price performance (including reinvested dividends) relative to peers, directly aligning rewards with shareholder experience.
ii.	Resources & Reserves (R&R): Incentivizes growth and quality of the Company’s long term mineral inventory, supporting sustainable future cash flows.
iii.	Restricted Share Units (RSUs): Service based component to promote executive retention and continuity over the performance period.
b.	2022 LTI Vesting Conditions and Weightings

NEO	rTSR	R&R	RSUs
CEO	50%	16.7%	33.3%
Other NEOs	50%	30%	20%

A majority of each executive’s LTI (between 67% and 80%) was performance based, with half of the award directly linked to relative TSR, ensuring executives are rewarded only when value is created for shareholders compared with peers. The Resources & Reserves measure reinforces disciplined investment in the Company’s asset base, while the service component supports stability in leadership required to execute long-term strategy.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	39

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

c.	2022 Grant Outcomes - Pay for Performance Alignment

For the long-term incentive (LTI) grant made in 2022, vesting outcomes were determined in 2025. Independent advisor, Meridian, assessed OceanaGold’s relative total shareholder return (rTSR) performance against the approved peer group, while Management evaluated performance against the Resources and Reserves (R&R) measures, consistent with the terms approved at grant.

i.	Relative TSR performance, which directly measures shareholder value creation compared with peers, was strong. Over the 2022 - 2024 LTI performance period, OceanaGold was ranked 5th in the peer group. This translated to a performance vesting factor of 152.8% for the rTSR component of the 2022 LTI grant, reflecting materially above-median shareholder returns.

COMPANY	2022 PERF. RIGHTS (AS OF DECEMBER 31, 2024)
	12/31/2024	% RANKED	RANK
Ludin Gold Inc.	263.1%	100.0%	1
Alamos Gold Inc.	188.9%	94.1%	2
Torex Gold Resources Inc.	117.2%	88.2%	3
Kinross Gold Corporation	104.1%	82.3%	4
OceanaGold Corporation	97.8%	76.4%	5
IAMGOLD Corporation	93.9%	70.5%	6
Dundee Precious Metals Inc.	86.7%	64.7%	7
Northern Star Resources Limited	84.5%	58.8%	8
Regis Resources Limited	42.6%	52.9%	9
Evolution Mining Limited	29.4%	47.0%	10
Coeur Mining Inc.	24.9%	41.1%	11
Endeavour Mining plc	9.3%	35.2%	12
Resolute Mining Limited	8.6%	29.4%	13
Centerra Gold Inc.	-4.0%	23.5%	14
McEwen Mining Inc.	-6.6%	17.6%	15
B2Gold Corp.	-12.1%	11.7%	16
NovaGold Resourcing Inc.	-43.9%	5.8%	17
SSR Mining	-54.5%	Lowest	18

ii.	The Resources and Reserves (R&R) performance, which supports sustainable long-term value creation by underpinning future production and cash flow, substantially exceeded target. The overall R&R outcome for the 2022 grant was assessed at 267%. Performance was measured against the highest-achieving of three Board-approved vehicle options, as summarized below, and vesting is capped at 200%.

VEHICLE OPTION	PERFORMANCE RANGE CRITERIA		PERFORMANCE
	(100%)	MAXIMUM (200%)	2022-24(1)
1. Replace Reserves	Replace 100% on a three-year rolling basis, or	Replace 200% on a three-year rolling basis	267%
2. Replace Measured and Indicated Resources	Replace 150% of M&I on a three-year rolling basis, or	Replace 300% of M&I on a three-year rolling basis, or	148%
3. Deliver a new discovery	Add a new discovery of at least 500,000 inferred + indicated ounces outside of existing defined resources areas	Add a new discovery of at least 1,000,000 inferred + indicated ounces outside of existing defined resources areas	Nil

Notes:

(1) Per the criteria set at time of grant, performance is determined against Waihi and Haile Operations only - at the time little to no money was being directed to drilling at Macraes and the strategic imperative was determined by the Board to be success at Waihi and Haile

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	40

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Performance was assessed in accordance with the grant terms, which focused on the Waihi and Haile operations, reflecting the Board’s strategic priorities and capital allocation at the time of grant. The exceptional reserve replacement outcome was driven by meaningful ounce additions at Wharekirauponga Underground, Martha Underground, Horseshoe Underground and Palomino Underground. While the discovery threshold was not achieved, strong reserve and resource delivery supported above-target performance overall. Final R&R outcomes align with the Company’s Annual Mineral Reserve and Resource Statements for 2022, 2023 and 2024.

d.	Incentive Plan Awards - Value Vested or Settled During 2025

The table below sets forth, for each NEO, the value of LTIs which vested during the financial year ended December 31, 2025:

NAME	SHARE-BASED AWARDS VALUE VESTED DURING THE YEAR(1)(2) ($)	OPTION-BASED AWARDS VALUE VESTED DURING THE YEAR ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION - VALUE EARNED DURING THE YEAR ($)
Gerard Bond	3,849,265	-	-
Marius van Niekerk	37,470	-	-
Bhuvanesh Malhotra(3)	-	-	-
Michelle Edelson(3)	-	-	-
Liang Tang	1,822,710	-	-

Notes:

(1)  The above values are based on the vesting date (February 2025) TSX share price of the Company of CAD11.61 (adjusted for the June 2025 consolidation) converted at the then prevailing USD/CAD exchange rate of 0.69.

(2)  The award values set out in the table represent the total value of the Performance Rights granted to the executives in 2022 and vested and settled in 2025. At redemption, the vested performance rights were settled ½ in shares and ½ in cash (net of tax withholding and pension contribution).

(3)	Bhuvanesh Malhotra and Michelle Edelson were not participants in this Plan, having joined subsequently.

Long-Term Incentives - Grants made in 2025

In 2025, the LTIs were granted under two tranches as described below.

Tranche A: Relative Total Shareholders Return (rTSR)

Tranche A represents 66% for the CEO and 70% for other NEOs of the grant value and vesting is based on the Company’s total shareholder return relative to a peer group.

Tranche B: Restricted Share Units

Tranche B represents 34% for the CEO and 30% for other NEOs of the grant value and is subject solely to continued employment.

Vesting & Peer Group Information

In relation to Tranche A, the Performance Peer Group (“Peer Group”) consists of the following 16 gold producers:

Alamos Gold Inc.	CAN	IAMGOLD Corp.	CAN
B2Gold Corp.	CAN	Kinross Gold Corp.	CAN
Centerra Gold Inc.	CAN	Lundin Gold Inc.	CAN
Coeur Mining Inc.	USA	Northern Star Resources Ltd	AUS
DPM Metals Inc	CAN	Orla Mining Inc	CAN
Eldorado Gold Corp.	CAN	Regis Resources Ltd	AUS
Endeavour Mining plc	UK	SSR Mining Inc.	USA
Evolution Mining Ltd	AUS	Torex Gold Resources Inc.	CAN

The Peer Group was identified by Meridian and approved by the Remuneration, People and Culture Committee. To obtain the closest fit, share price volatility, place of incorporation, place of material operations, complexity of operations and market capitalization (to a lesser extent) were assessed to ensure that the selected companies in the Peer Group were appropriately comparable in nature.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	41

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

d. 2025 Grant Vesting Schedule for Tranche A

For the relative performance between the set percentiles, the percentage of LTIs vesting is interpolated on a straight-line basis. With regards to the TSR measure, the Remuneration, People and Culture Committee approved that vesting will commence when the Company outperforms 33.3% of the companies in the Peer Group for the three (3) year performance period 2025 - 2027 in accordance with the following schedule:

TSR RANKING IN PEER GROUP	% OF VESTING
100th Percentile	200%
75th Percentile	150%
50th Percentile	100%
33.3rd Percentile	50%
Below 33rd Percentile	0%

Accordingly, the actual number of LTIs that will vest at the end of the applicable performance period will depend on the performance of the Company over that period, when compared to the Peer Group. If the Company significantly underperforms relative to the Peer Group, no vesting of LTIs may take place for Tranche A (66% of the CEO’s and 70% of the other NEOs’ grants).

Outstanding Share-Based Awards and Option-Based Awards

The table below sets out, for each NEO, outstanding share-based LTI awards at the financial year ended December 31, 2025,

assuming target vesting of 100%:

OPTION-BASED AWARDS					SHARE-BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNVESTED IN-THE-MONEY OPTIONS ($)	NUMBER OF SHARE BASED AWARDS THAT HAVE NOT VESTED AT 12/31/2025	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED(1) ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED(1)($)
Gerard Bond	-	-	-	-	809,304	22,969,213	-
Marius van Niekerk	-	-	-	-	384,062	10,900,233	-
Bhuvanesh Malhotra	-	-	-	-	233,698	6,632,686	-
Michelle Edelson	-	-	-	-	281,810	7,998,174	-
Liang Tang	-	-	-	-	199,164	5,652,561	-

Notes:

(1) The above calculation uses a USD/CAD exchange rate of 0.73 and the Company’s closing TSX share price of C$38.90 on December 31, 2025.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	42

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Share Ownership Guidelines

As noted above in the Directors Compensation section, the Board adopted the Share Ownership Policy requiring the Executive Leadership Team to attain and maintain target share ownership levels which are expressed as a multiple of current annual base salary for executives. The target ownership level for the Executive Leadership Team are set out below:

POSITION
CEO	4 times base salary (within 5 years)
Other NEOs and ELT Members	2 times base salary (within 5 years)

Ownership value can be achieved by each member of the Executive Leadership Team through:

a.	Common Shares owned directly or indirectly by the ELT member; and
b.	50% of LTIs awarded under the Company’s Performance Share Rights Plan. Unvested rights are tracked at target/grant value.

At least 50% of the target ownership value must be held in Common Shares. Until the target ownership level is achieved, the relevant ELT member must retain 50% of the net after tax Common Shares received or apply 50% of the net after tax cash proceeds to the purchase of Common Shares.

Each ELT member must achieve their target ownership levels within five years of becoming subject to the Share Ownership Policy and are expected to build ownership on a pro-rata basis over that period. If an ELT member’s ownership requirement increases due to a change in role or base salary, the ELT member will have five years from the date of such increase to achieve the incremental share ownership. These holding requirements will continue to apply until the applicable ownership level is achieved.

Current ownership levels to meet the Share Ownership Policy for the NEOs as of April 1, 2026 are shown in the table below:

NAME	HOLDING REQUIREMENT ($)	VALUE OF ACTUAL HOLDINGS(1) ($)			MINIMUM REQUIREMENT MET?
		VALUE OF RIGHTS	VALUE OF SHARES	TOTAL
Gerard Bond	2,749,418	8,157,483	13,182,211	21,339,694	Yes
Marius van Niekerk	892,968	3,551,803	2,246,858	5,798,660	Yes
Bhuvanesh Malhotra	873,116	1,778,398	966,816	2,745,214	Yes
Michelle Edelson	698,778	2,699,038	2,169,816	4,868,854	Yes
Liang Tang	721,220	1,634,680	6,438,780	8,073,460	Yes

Notes:

(1) Actual ownership is the aggregate of: (a) all Common Shares and (b) 50% of Performance Rights held by the NEO. The value of Common Shares and LTIs used in the calculation of actual holdings is based on the higher of: (a) cost value at time of grant/acquisition; and (b) market value as at April 1, 2026, using the USD/CAD exchange rate of 0.72 and closing TSX share price of C$45.63. The amounts shown in the table take into account the vesting of LTIs that occurred in February 2026.

The Governance and Nominations Committee reviews ownership levels of the Executive Leadership Team on a periodic basis.

Look-Back at NEO Compensation and Alignment with Performance

The following table provides a summary of total compensation paid to (and therefore received by) the relevant NEOs in each of the past five years as a percentage of Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)(1), cash flows, total equity as well as the percentage change in total shareholders return.

The Company’s executive compensation outcomes demonstrate a strong alignment between pay and performance over the five year period. As noted above, 2025 represented a record year of operating and financial performance for the Company. Supported by strong operational execution and record average realized gold prices, the Company delivered numerous financial records. Against this backdrop of exceptional performance and shareholder value creation, 2025 Total Shareholder Return increased by 228% year on year.

Notes:

(1)	EBITDA is a non-IFRS financial measure. For further information, please refer to the MD&A and the section entitled “Additional Information - Miscellaneous - Cautionary Note Regarding

Non-IFRS Financial Measures” in this Circular.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	43

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

While total compensation paid to NEOs increased to approximately $11.4 million, this increase occurred alongside a greater expansion in earnings, cash flow and shareholder returns. As a result, total compensation paid to NEOs remained modest relative to key financial performance measures and the Company’s overall financial position, while appropriately reflecting the Company’s improved operating results and shareholder outcomes. This demonstrates the Company’s continued commitment to a disciplined, performance-based executive compensation approach that aligns management rewards with long-term value creation for shareholders.

YEAR	TOTAL COMPENSATION PAID TO NEOS(1)(2) ($)	TOTAL COMPENSATION PAID TO NEOS AS A PERCENTAGE OF EBITDA	TOTAL COMPENSATION PAID TO NEOS AS A PERCENTAGE OF OPERATING CASH FLOWS	TOTAL COMPENSATION PAID TO THE NEOS AS A PERCENTAGE OF TOTAL EQUITY(3)	% CHANGE IN TOTAL SHAREHOLDERS RETURN(7)
2025	11,391,534	0.98%	1.16%	0.48%	228%
2024	4,664,380(4)	0.79%	0.78%	0.24%	59%
2023	5,584,868(5)	1.52%	1.45%	0.32%	-1%
2022	2,737,667	0.72%	0.74%	0.16%	18%
2021	4,417,531(6)	1.34%	1.69%	0.29%	-11%
AVERAGE	5,759,196	1.02%	1.11%	0.31%

Notes:

(1)	The total compensation paid comprises salary, pension, bonus, termination, value of the vested LTIs and other allowances.

(2)  LTI value is calculated using the number of LTIs vested multiplied by the Company’s share price on vesting date (February 2025) and then converted into $ using the foreign exchange rate at the vesting date.

(3)	Total Equity per corresponding year-end consolidated financial statements.

(4)  2024 compensation includes the vesting of Performance Rights granted in 2021 in relation to the performance period of 2021 to 2023 and which was vested at 121.2%, and partial vesting of sign on RSUs granted to Gerard Bond, the Company’s CEO, in 2022 in relation to the service period of 2022 to February 2024

(5)  2023 compensation includes the termination payment for Scott Sullivan, the Company’s former COO, vesting of Performance Rights granted in 2020 in relation to the performance period of 2020 to 2022 and which was vested at 152.8%, and partial vesting of sign on RSUs granted to Gerard Bond, the Company’s CEO, in 2022 in relation to the service period of 2022 to February 2023.

(6)	2021 compensation includes the termination payment and vesting of performance rights for ex-CEO Michael Holmes.
(7)	Refer to the section entitled “Additional Information - Performance of Common Shares - Total Return Index Value” of this document for performance of OGC shares.

Employment Agreements - Termination and Change of Control Benefits

Each of the NEOs has a formal employment agreement with the Company or a wholly-owned subsidiary of the Company.

Mr. Gerard Bond: Mr. Bond is entitled to be given six (6) months’ written notice of termination and must provide six (6) months’ notice of resignation. He may be required to serve the notice period on an active or passive basis, or payment may be made to him in lieu of all or part of the notice period based upon his annual total remuneration on termination. Mr. Bond is entitled to severance payments in the case of a “Change of Control”, if he terminates his employment for “Good Reason” within twelve

(12) months following the completion of a Change of Control event, or as a result of redundancy by the Company. In such instance, the Company must pay a severance amount equal to two (2) years of gross fixed annual remuneration at the time of termination, two (2) years of employer contribution matching of the Company’s Group Registered Retirement Savings Plan (RRSP) (capped to regulatory RRSP maximums), two (2) times the target annual performance bonus payable and pro-rata STI payment for the current year in service, as well as deemed vesting of all equity-based awards outstanding as at the date of termination.

If Mr. Bond had been terminated by the Company, other than for cause, for Good Reason or as a result of redundancy as of December 31, 2025, he would have been entitled to receive an estimate of $343,672 in termination payments, excluding any pension fund payments.

If Mr. Bond had been terminated as a result of a Change of Control by Good Reason or redundancy as of December 31, 2025, he would have been entitled to receive an estimate of $2,749,379, excluding any pension fund payments, pro-rata STI payment for the year in service and the value of all outstanding equity-based awards as at the date of termination, notwithstanding vesting conditions applicable to the awards.

Mr. Marius van Niekerk: Mr. van Niekerk is entitled to be given six (6) months’ written notice of termination and must provide four (4) months’ notice of resignation. He may be required to serve the notice period on an active or passive basis, or payment may be made to him in lieu of all or part of the notice period based upon his annual total remuneration on termination. Mr. van Niekerk is entitled to severance payments in the case of a “Change of Control”, if he terminates his employment for “Good Reason” within twelve (12) months following the completion of a Change of Control event, or as a result of redundancy by the Company. In such instance, the Company must pay a severance amount equal to two (2) years of gross fixed annual remuneration at the time of termination, two (2) years of employer contribution matching of the Company’s Group Registered Retirement Savings Plan (RRSP) (capped to regulatory RRSP maximums), two (2) times the target annual performancebonus payable and pro-rata STI payment for the current year in service, as well as deemed vesting of all equity-based awards outstanding as at the date of termination.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	44

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

If Mr. van Niekerk had been terminated by the Company, other than for cause, for Good Reason or as a result of redundancy as of December 31, 2025, Mr. van Niekerk would have been entitled to receive an estimate of $207,294, excluding any pension fund payments.

If Mr. van Niekerk had been terminated as a result of a Change of Control by Good Reason or redundancy as of December 31, 2025, he would have been entitled to receive an estimate of $1,659,352 in redundancy and statutory payments, excluding any pension fund payments, pro-rata STI payment for the year in service and the value of all outstanding equity-based awards as at the date of termination, notwithstanding vesting conditions applicable to the awards.

Mr. Bhuvanesh Malhotra: Mr. Malhotra is entitled to be given six (6) months’ written notice of termination and must provide six (6) months’ notice of resignation. He may be required to serve the notice period on an active or passive basis, or payment may be made to him in lieu of all or part of the notice period based upon his annual total remuneration on termination. Mr. Malhotra is entitled to severance payments in the case of a “Change of Control”, if his employment is terminated by OceanaGold or its successor entity, within twelve (12) months following the completion of a Change of Control event, or as a result of redundancy by the Company. In such instance, the Company must pay a severance package equal to two (2) years of gross fixed annual remuneration at the time of termination, including Superannuation and two (2) times the target annual performance bonus payable, as well as deemed vesting of all equity-based awards outstanding as at the date of termination.

If Mr. Malhotra had been terminated by the Company, other than for cause, for Change of Control or as a result of redundancy as of December 31, 2025, he would have been entitled to receive an estimate of $233,740, excluding any pension fund payments.

If Mr. Malhotra had been terminated as a result of a Change of Control or redundancy as of December 31, 2025, he would have been entitled to receive an estimate of $1,869,920, excluding any pension fund payments and the value of all outstanding equity-based awards as at the date of termination, notwithstanding vesting conditions applicable to the awards.

Ms. Michelle Edelson: Ms. Edelson is entitled to be given six (6) months’ written notice of termination and must give four (4) months’ notice of resignation. She may be required to serve the notice period on an active or passive basis, or payment may be made to her in lieu of all or part of the notice period based upon her annual total remuneration on termination. Ms. Edelson is entitled to severance payments in the case of a “Change of Control”, if her employment is terminated by OceanaGold or its successor entity, within twelve (12) months following the completion of a Change of Control event, or as a result of redundancy by the Company. In such instance, the Company must pay a severance amount equal to two (2) years of gross fixed annual remuneration at the time of termination, including Superannuation and two (2) times the target annual performance bonus payable, as well as deemed vesting of all equity-based awards outstanding as at the date of termination.

If Ms. Edelson had been terminated by the Company other than for cause, for Change of Control or as a result of redundancy as of December 31, 2025, Ms. Edelson would have been entitled to receive an estimate of $174,687, excluding any pension fund payments.

If Ms. Edelson had been terminated as a result of a Change of Control or redundancy as of December 31, 2025, Ms. Edelson would have been entitled to receive an estimate of $1,397,493, excluding any pension fund payments and the value of all outstanding equity-based awards as at the date of termination, notwithstanding vesting conditions applicable to the awards.

Ms. Liang Tang: Ms Tang is entitled to be given six (6) months’ written notice of termination and must give four (4) months’ notice of resignation. She may be required to serve the notice period on an active or passive basis, or payment may be made to her in lieu of all or part of the notice period based upon her annual total remuneration on termination. Ms. Tang is entitled to severance payments in the case of a “Change of Control”, if her employment is terminated by OceanaGold or its successor entity, within twelve (12) months following the completion of a Change of Control event, or as a result of redundancy by the Company. In such instance, the Company must pay a severance amount equal to two (2) years of gross fixed annual remuneration at the time of termination, including Superannuation and two (2) times the target annual performance bonus payable, as well as deemed vesting of all equity-based awards outstanding as at the date of termination.

If Ms Tang had been terminated by the Company other than for cause, for Change of Control or as a result of redundancy as of December 31, 2025, Ms Tang would have been entitled to receive an estimate of $180,303, excluding any pension fund payments.

If Ms Tang had been terminated as a result of a Change of Control or redundancy as of December 31, 2025, Ms Tang would have been entitled to receive an estimate of $1,442,421, excluding any pension fund payments which, pro-rata STIP for the year in service and the value of all outstanding equity-based awards.

Ms. Tang has advised the Company of her decision to leave the Company and will conclude her tenure on April 30, 2026. In her place, Ms. Elizabeth Thampy has been appointed the new EVP, General Counsel & Company Secretary, commencing in the role on April 16, 2025.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	45

6	Corporate Governance Statement

At OceanaGold, our Purpose is mining gold for a better future. We recognize that an appropriate framework of rules, relationships, systems and processes for the exercise and control of authority is crucial to delivering our Purpose and our Vision, to be a company people trust, want to work and partner with, supply and invest in, to create value. This Vision is brought to life by our Values - Care, Respect, Integrity, Performance and Teamwork.

Our corporate governance system is designed to comply with the regulatory requirements in relevant jurisdictions, and we are committed to maintaining a framework which is appropriate for the size and scope of our operations and takes into account leading practices.

OUR CORPORATE GOVERNANCE PRACTICES AT A GLANCE
✔	Board Independence. The majority of our Board is independent, including the Chair. All five Board committees are 100% independent. The positions of Chair and CEO are separate.
✔	Majority Voting. We have a Majority Voting Policy for electing directors to the Board.
✔	Share Ownership. Directors and executives are required to own equities (or equivalent) to align with Shareholder interests in accordance with our Share Ownership Policy.
✔	Qualified Board. We use a skills matrix to assess Board composition and prospective director candidates.
✔	Diversity. Our Fair Employment Policy establishes our commitment to diversity principles, which includes gender diversity.
✔	Climate Change. We remain committed to responsible decarbonization and climate change mitigation management across all our business activities, and have adopted a Climate Transition Plan in December 2025.
✔	Cyber Security. We employ a comprehensive approach to cybersecurity, emphasizing proactive risk management, compliance with regulatory standards, and fostering a security-aware culture among our employees.
✔	Anti-bribery and anti-corruption. Our anti-bribery and anti-corruption compliance program includes policies, standards, training and anti-bribery and anti-corruption champions.
✔	Ethical Conduct. Our Code of Conduct applies to all directors, employees, contractors and anyone acting on our behalf. Our Supplier Code of Conduct applies to all our suppliers and their employees, contractors, subcontractors, vendors, suppliers and advisors.
✔	Whistleblower Policy. We have a Whistleblower Policy and a Code of Conduct Hotline to encourage and promote a culture of openness and acceptance in reporting concerns of potential misconduct within OceanaGold.
✔	Clawback Policy. We have an Incentive-based Compensation Recovery Policy.
✔	Shareholder Engagement. We are committed to ongoing Shareholder engagement and actively do so.
✔	No Interlocking Directorships. None of our directors serve together as directors or executives of another public company board.
✔	Accessible Board. Shareholders, employees and others can contact our Chair, CEO and other members of the Board.
✔	Formal Assessment. The Board conducts a formal assessment of Board and committee effectiveness assesses the performance of CEO and the Executive Leadership Team.
✔	Succession Planning. We continually monitor our succession planning for the Executive Leadership Team, CEO and the Board.

OceanaGold Corporation 2026 Notice of Meeting and Management Information Circular	46

CORPORATE GOVERNANCE STATEMENT

The Company’s Corporate Governance practices meet the following Canadian requirements and follow the best practices in general:

a.	National Policy 58-201 - Corporate Governance Guidelines (the Governance Guidelines);
b.	National Instrument 58-101 - Disclosure of Corporate Governance Practices; and

c.   TSX Corporate Governance Guidelines (the Guidelines), (collectively, the Principles).

A summary of specific matters to note in relation to the Company’s current corporate governance practices is set out below. Further information on the Company’s corporate governance policies and practices is available in the Corporate Governance section of the Company’s website.

Board of Directors

Roles and Responsibilities

The Board is responsible for providing strategic direction, defining broad issues of policy and overseeing the management of the Company to ensure it is conducted appropriately and in the best interests of Shareholders.

In fulfilling this role, the Board oversees the affairs of the Company, including its operational, financial and strategic objectives, and is responsible for evaluating, approving and monitoring the Company’s strategy, annual budgets and business plans. The Board also monitors and approves major capital expenditures, capital management and all major corporate transactions, including the issue of the Company’s securities, and approves full year financial reports, as well as material reports and external communications by the Company.

The Board has delegated authority for the day to day management of the Company to the CEO and the Executive Leadership Team, subject to certain limitations set out in an authorization matrix approved by the Board. Matters that are beyond the scope of those limitations require Board approval.

The Board has adopted a Board Charter which sets out the Board’s composition, operating procedures, and the division of responsibilities between the Board and Management. The Charter also includes position descriptions for each of the Board Chair, the chair of each Board committee and the CEO. A copy of the Board Charter is set out in the attached Schedule A to this Circular and is also available in the Corporate Governance section of the Company’s website.

Board Composition

During the 2025 financial year, the Board consisted of eight directors, seven of whom were independent. The Board has determined that all directors are independent, other than the President and Chief Executive Officer, Mr. Gerard M. Bond, who is considered non-independent due to his executive role.

Appointments

Under the articles of the Company, the directors shall be elected by the Shareholders at each AGM and typically hold office until the next AGM, at which time they may be re-elected or replaced. Casual vacancies and additional positions may be filled by the Board, with such appointees holding office until the next AGM. The Company undertakes appropriate checks prior to appointing directors or nominating candidates for election, including interviews, meetings and background and reference checks (which may be conducted both by external consultants and by directors) as appropriate.

Annual elections are an essential part of corporate governance best practices, permitting Shareholders the opportunity to evaluate the performance of Board members on an annual basis. All eight (8) of the current directors have been nominated for election and re-election at the Meeting in accordance with the current articles of the Company.

Advance Notice Policy

The Company has an Advance Notice Policy which requires an advance notice for nomination of directors by Shareholders. Among other things, the Advance Notice Policy fixes a deadline by which Registered Shareholders or Non-Registered (beneficial) Shareholders must submit nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the information to be provided and other procedures to be followed, in respect of such notice to the Company.

For an AGM, notice to the Company must be provided not less than 30 days prior to the date of the applicable AGM. If the AGM is announced less than 50 days prior to the meeting, notice must be provided not later than the close of business on the 10th day following the announcement. In the case of a special meeting of Shareholders called for any purpose, which includes the election of directors to the Board, notice to the Company must be provided not later than the close of business on the 15th day following the announcement of the special meeting of Shareholders.

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CORPORATE GOVERNANCE STATEMENT

Terms of Appointment

Each of the Non-Executive Directors has executed a letter of appointment with the Company, which sets out the key terms of the appointment. For information on directors’ compensation for 2025, please refer to the section entitled “Director Profiles” and “Directors’ Compensation” in this Circular, and for executive compensation for 2025, please refer to the section entitled “Executive Compensation Discussion and Analysis” in this Circular.

External Commitments

The Company’s directors must have enough time to fulfill their duties to the Shareholders. The Company’s Board Renewal Policy states that Non-Executive Directors cannot serve on more than three outside public company boards, and executive directors cannot serve on more than one outside public company board. A stricter view applies to directors of complex companies, highly regulated sectors or those who chair key committees. Current directors must notify the Chair of the Board and Chair of the Governance and Nominations Committee before accepting new directorship offers and discuss how it complies with these requirements.

Accountability of Company Secretary

The Company Secretary is accountable directly to the Board, through the Chair, on all matters relating to the proper functioning of the Board. The Company Secretary has primary responsibility for ensuring that the Board processes and procedures run efficiently and effectively.

Board Committees

The Board has established five committees to assist the Board in discharging its responsibilities, as set out below. Each committee is governed by a formal charter approved by the Board, documenting the committee’s composition and responsibilities. Copies of these charters are available in the Corporate Governance section of the Company’s website.

Each of the committees is authorized by the relevant committee charter to access professional advice from employees of the Company and from appropriate external advisors.

Audit and Risk Committee

The Audit and Risk Committee assists the Board in overseeing the integrity of the Company’s financial reporting and disclosure, the effectiveness of its internal control environment and risk management systems, and compliance with applicable legal and regulatory requirements relating to financial matters.

The Audit and Risk Committee reviews the Company’s annual and interim financial statements, management’s discussion and analysis, and other public financial disclosures, and oversees the external and internal audit functions, including the appointment, independence, performance and compensation of the external auditor.

The Audit and Risk Committee also oversees the Company’s enterprise risk management framework, internal controls, insurance arrangements, and processes relating to the prevention, detection and reporting of misconduct, including whistleblower complaints. The Audit and Risk Committee reports regularly to the Board on matters within its mandate.

In accordance with the requirements of National Instrument 52 110, the Audit and Risk Committee is structured to ensure appropriate independence and expertise. The Audit and Risk Committee is comprised of at least three members, all of whom are independent Non Executive Directors, and is chaired by an independent Non Executive Director who is not the Chair of the Board.

The Audit and Risk Committee will meet as frequently as required but not less than four times per financial year.

The Company Secretary (or his or her delegate) is also the secretary of the Audit and Risk Committee. As of the date of this Circular, the Audit and Risk Committee members are:

•	Sandra M. Dodds (Chair);
•	Paul Benson;
•	Ian M. Reid; and
•	Alan N. Pangbourne

Sandra M. Dodds is the designated financial expert on the Audit and Risk Committee. Each member of the Audit and Risk Committee is independent and financially literate within the meaning of NI 52-110. The Board considers that the skills, experience and independence of the current Audit and Risk Committee members allow the Audit and Risk Committee to discharge its functions in accordance with its Charter.

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CORPORATE GOVERNANCE STATEMENT

For further information regarding the Audit and Risk Committee please refer to the section entitled “Audit Committee” in the Company’s Annual Information Form dated March 27, 2026, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and in the Investor Centre section of the Company’s website (https://oceanagold.com/investors/results-and-filings).

Governance and Nominations Committee

The Governance and Nominations Committee assists the Board in overseeing the Company’s corporate governance framework and the effective composition, performance and succession planning of the Board and its committees. It reviews and makes recommendations on Board and committee composition, including director independence, skills, experience, diversity and succession, and oversees director identification, recruitment and nomination processes.

The Governance and Nominations Committee also oversees Board, Chair, committee and individual non-executive director performance evaluations, as well as director induction, training and development. In addition, it reviews governance-related policies, public disclosure and regulatory and governance developments, and reports to the Board on matters within its remit.

The Governance and Nominations Committee will meet as frequently as required but not less than two times per financial year and will report to the Board following each meeting. The Company Secretary (or his or her delegate) is also the secretary of the Governance and Nominations Committee.

As of the date of this Circular, the Governance and Nominations Committee members are:

•	Paul Benson (Chair);
•	Ian M. Reid;
•	Sandra M. Dodds; and
•	Stefanie E. Loader

Each member of the Governance and Nominations Committee is independent within the meaning of NI 58-201.

Remuneration, People and Culture Committee

The Remuneration, People and Culture Committee assists the Board in overseeing the Company’s executive and non-executive director remuneration framework, people and culture strategy, and related governance matters. The Remuneration, People and Culture Committee’s mandate includes oversight of remuneration policies and practices to ensure they support the Company’s strategy, promote sound risk management, and align executive remuneration with corporate and individual performance.

The Remuneration, People and Culture Committee reviews and makes recommendations to the Board regarding compensation arrangements for the Executive Leadership Team, the President and Chief Executive Officer, and non-executive directors, including fixed and at-risk remuneration components, performance measures and outcomes, employment arrangements, equity-based incentive plans, and succession planning. The Remuneration, People and Culture Committee also considers market practices and governance developments and reviews disclosure relating to executive remuneration in the Company’s public filings.

In addition, the Committee oversees the Company’s people and culture strategy, including workplace culture, leadership development, diversity and inclusion initiatives, and employee engagement matters. It monitors people-related risks and opportunities and reviews policies and programs designed to support the Company’s values, culture and long-term sustainability. The Committee reports regularly to the Board on matters within its mandate.

The Remuneration, People and Culture Committee will meet as frequently as required but not less than three times per financial year and will report to the Board following each meeting. The Company Secretary (or his or her delegate) is also the secretary of the Remuneration, People and Culture Committee.

As of the date of this Circular, the Remuneration, People and Culture Committee members are:

•	Craig J. Nelsen (Chair);
•	Paul Benson;
•	Sandra M. Dodds; and
•	Linda M. Broughton

Each member of the Remuneration, People and Culture Committee is independent within the meaning of NI 58-201. For more information on the skills and experience of the members of the Remuneration, People and Culture Committee, please see the section entitled “Board Effectiveness and Performance - Skills Matrix”.

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CORPORATE GOVERNANCE STATEMENT

Sustainability Committee

The Sustainability Committee assists the Board in overseeing the Company’s strategy, policies, performance and governance in relation to sustainability matters, including health and safety, environmental stewardship, social performance, external affairs and sustainable development.

The Sustainability Committee reviews and recommends for Board approval sustainability-related strategies, targets and policies, including climate-related strategies and the Company’s Climate Change Policy. Itoversees compliance with applicable legal and regulatory requirements relating to sustainability matters and monitors the management of sustainability-related risks, including those with strategic, operational and reputational impacts.

The Sustainability Committee also oversees the effectiveness of the Company’s sustainability management systems, assurance processes and closure planning, and reviews the Company’s engagement with key stakeholders, governments, regulators and communities. In addition, the Sustainability Committee reviews and recommends for Board approval the Company’s sustainability and climate-related disclosures, including the Annual Sustainability Report, and coordinates with other Board committees on sustainability metrics and risk reporting.

As of the date of this Circular, the Sustainability Committee members are:

•	Stefanie E. Loader (Chair);
•	Paul Benson;
•	Ian M. Reid;
•	Alan N. Pangbourne; and
•	Linda M. Broughton

Each member of the Sustainability Committee is independent within the meaning of NI 52-110.

Technical Committee

The Technical Committee assists the Board in overseeing the Company’s technical and operational matters, including mineral resource and reserve reporting, mine planning and performance, exploration and development activities, and the management of material technical risks.

The Technical Committee reviews and recommends for Board approval the assumptions and methodologies underpinning mineral resource and reserve estimates, the annual mineral resources and reserves statement, technical reports for material projects, and governance relating to tailings facilities. It also oversees production forecasts, budgets and life-of-mine plans, monitors material technical risks across the Company’s operations, and reviews management’s practices to mitigate those risks.

As of the date of this Circular, the Technical Committee members are:

•	Alan N. Pangbourne (Chair);
•	Paul Benson;
•	Craig J. Nelsen;
•	Linda M. Broughton; and
•	Stefanie E. Loader

Each member of the Technical Committee is independent within the meaning of NI 52-110.

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CORPORATE GOVERNANCE STATEMENT

Board Effectiveness and Performance

Nomination for Directors

The Governance and Nominations Committee is responsible for identifying and recruiting new candidates for Board nomination. The Governance and Nominations Committee maintains an evergreen list of potential nominees and analyzes the needs of the Board when vacancies arise, ensures there is an appropriate selection process for new Board nominees in place, reviews the composition of the Board to ensure that it has an appropriate mix of skills and experience and conducts diversity analysis and makes recommendations to the Board for the election of the nominees to the Board.

In February 2025, the Board appointed Ms. Stefanie Loader as a Non-Executive Director after a thorough search process and interview of several candidates. Ms. Loader is a highly accomplished geologist and mining executive with a track-record in successful mining operations, mineral exploration and project development.

Succession Planning

The Board oversees the development of short-term and long-term succession plans for the Company’s directors and Executive Leadership Team. Since 2018, there has been a gradual refreshment of the Board, including the Chair and CEO roles, and the Executive Leadership Team. Together this has enabled onboarding of new expertise, effective succession of key roles/ skills and successful knowledge transfer.

To assist the Board, the Governance and Nominations Committee reviews succession planning for the directors (other than the Chair, which is the responsibility of the Board) in light of the Company’s business strategy, the skills matrix of the Board required to carry out the strategy, gender, ethnicity and other diversity elements and the ability of individuals when identifying potential successors.

The Board maintains a formal CEO succession planning process, which includes identification of internal and external candidates, regular review of emergency and long-term succession scenarios, and periodic assessment of leadership readiness. The Remuneration, People and Culture Committee reviews succession planning annually and reports to the Board.

The average Board tenure is currently 4.75 years.

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CORPORATE GOVERNANCE STATEMENT

Skills Matrix

The Board considers that a diverse range of skills, experience and backgrounds is required on the Board to effectively govern the business. Having regard to the nature of the Company’s business, it determines and reviews from time to time the mix of skills and diversity that it looks to achieve in its membership. To support this process, the Board has adopted a skills matrix, which it uses to assess the skills and experience of current directors and to identify capabilities that complement and enhance the Board’s overall effectiveness in discharging its duties.

Each director completes an annual self-assessment of their qualifications and experience. The Company considered a range of skills, and used a rating system from “1” - general skill level, “2” - strong experience; and “3” - considerable capability and expertise.

The following table summarizes the results of the self-assessment of OceanaGold’s Board members as of the date of this Circular:

Skills and Core Capabilities	SKILLS AND EXPERIENCE	PAUL BENSON	IAN REID	CRAIG NELSEN	SANDRA DODDS	ALAN PANGBOURNE	LINDA BROUGHTON	STEFANIE LOADER	GERARD BOND
	Mining	3	1	3	1	3	3	3	3
	Financial	2	2	2	3	1	1	1	3
	Capital Management	2	3	2	3	1	1	1	3
	Governance and Risk Management	3	3	2	3	2	2	2	3
	Government Relations and Regulatory Policies	2	2	2	2	2	3	2	3
	Executive Leadership	3	3	3	3	3	2	3	3
	Strategy	3	3	3	3	2	2	3	3
	Human Resources and Executive Compensation	2	3	3	2	2	1	2	3
	Health, Safety, Environment & Sustainability	3	3	2	2	3	3	3	3
	Technology and Innovation	1	2	1	2	3	2	1	2
	International	3	3	3	2	3	3	3	3
	Business Development	3	3	3	2	2	2	2	3
	Project Development	2	2	2	3	3	2	3	2
	Cyber Security	1	1	1	1	1	1	1	1
	Artificial Intelligence	1	1	1	1	1	1	1	1
Board Composition & Committees(1)	Age	63 yrs	70 yrs	74 yrs	64 yrs	65 yrs	64 yrs	53 yrs	58 yrs
	Board Tenure(2)	5 yrs	8 yrs	7 yrs	6 yrs	4 yrs	3 yrs	1 yr	4 yrs
	Independence	✓	✓	✓	✓	✓	✓	✓	*
	Memberships on Other Boards	-	✓	✓	✓	✓	-	✓	-
	Audit and Risk	✓	✓	-	✓	✓	-	-	-
	Remuneration, People and Culture	✓	-	✓	✓	-	✓	-	-
	Governance and Nominations	✓	✓	-	✓	-	-	✓	-
	Sustainability	✓	✓	-	-	✓	✓	✓	-
	Technical	✓	-	✓	-	✓	✓	✓	-

Notes:

(1)	Ms. Loader’s memberships on the Board committees were confirmed with effect January 1, 2026.
(2)	The average Board tenure is 4.75 years.

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CORPORATE GOVERNANCE STATEMENT

SKILLS AND EXPERIENCE
1. Mining	Technical and leadership experience in listed mining companies of similar size, with international operational assets and developing projects.
2. Financial	Knowledge of financial accounting and reporting, and internal financial controls, including the ability to critically assess financial viability and performance of the organization.
3. Capital Management	Experience in capital management strategies, including debt financing and capital raisings.
4. Governance and Risk Management	Knowledge of international best practice governance standards; an ability to identify key risks to the organization, and monitor risk and compliance management frameworks and systems.
5. Government Relations and Regulatory Policies	Experience in public and regulatory policies and management of impact on industry and the organization.
6. Executive Leadership	Experience in the highest level of management responsible for setting and achieving organizational objectives, strategic planning and overall decision making with good business judgement.
7. Strategy	Ability to identify and critically assess opportunities and threats, and develop effective strategies to achieve the organization’s visions and objectives.
8. Human Resources and Executive Compensation	Appointment and evaluation of the performance of senior executives; experience in overseeing strategic human resource management including workforce planning, employee relations, organizational changes and compensation.
9. Health, Safety, Environment and Sustainability	Experience related to health, safety, environmental, social responsibility, climate change and sustainability initiatives.
10. Technology and Innovation	Knowledge of the strategic use and governance of information technology and innovation.
11. International	Experience with or strong understanding of international operations, economics, commodity trading and geopolitics, preferably in countries or regions where the organization is active.
12. Business Development	Experience in identifying and implementing growth opportunities, and creating long-term value for the organization from investors, markets, and relationships.
13. Project Development	Experience in successfully managing and delivering large-scale capital projects.
14. Cyber Security

Knowledge and understanding of emerging cybersecurity, artificial intelligence,

and technology risks with training for, or experience navigating through, large-scale cyber incidents that may impact OceanaGold.

15. Artificial Intelligence	Understanding of artificial intelligence strategies and their business applications; ability to guide AI integration to enhance efficiency, data analysis, and innovation.

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CORPORATE GOVERNANCE STATEMENT

Independence Declarations

The Board Charter requires the Board to assess the independence of the Company’s directors by reference to Canadian securities laws, including the independence requirements set out in NI 52-110 and the Principles.

Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. This requirement is also considered with the Principles and additional materiality considerations set by the Board from time to time.

The Board takes steps to ensure that directors and executive officers exercise independent judgement when considering transactions and agreements, and has established processes to manage conflicts of interest, including declarations at the start of each Board and committee meeting. Where a conflict arises, the relevant director will disclose the conflict of interest, recuse themselves (if appropriate) and abstain from voting on the matter.

During the 2025 financial year, the independent directors held private and closed sessions without non-independent directors and Management at each scheduled Board meeting.

Separate Individuals as Chair and CEO / Independent Chair

The roles of the Chair of the Board and the CEO of the Company are segregated to ensure their respective independence, accountability and responsibility.

The Chair is responsible for leading the Board, facilitating constructive discussions and effective decision-making, ensuring compliance with good corporate governance practices, and ensuring directors receive timely, accurate and sufficient information to discharge their duties.

The CEO, supported by the Executive Leadership Team, takes the lead in formulating and implementing OceanaGold’s strategies and policies approved by the Board, managing day-to-day operations of OceanaGold, and is accountable to the Board for overall business performance and execution.

Director Induction and Training

All new directors receive induction training and the Company Secretary is responsible for overseeing the director induction process.

Directors are entitled to seek independent professional advice, at the Company’s expense, to assist them in fulfilling their responsibilities, subject to obtaining the prior approval of the Chair. Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices and are encouraged and funded to attend seminars that will increase their own and the Board’s effectiveness.

Throughout the year, each Board member attended various continuing education sessions on their own.

Board and Executive Performance

Board Performance Evaluation

The Board is committed to carrying out periodic performance evaluations and assessments of the Board, individual directors and committees of the Board. The Board used survey questionnaires for the 2025 annual assessments of the Board and Non-Executive Directors. The confidential and anonymous process is designed for open and frank feedback on the Board’s collective effectiveness in their oversight of the Company. The evaluations and assessment outcomes were then discussed by the Chair with directors individually.

Board and Committee Meetings

In 2025, the Board met on eight occasions. All members of the Board also have a standing invitation to, and routinely attend, all committee meetings. It is customary for the Chair to invite Company executives (including the CEO) to attend Board and committee meetings. Independent directors meet without Management at every regularly scheduled and special meeting.

Each director who is a nominee for election attended 100% of all Board and committee meetings, of which they are a member, either in person or by teleconference in 2025. Please see the section entitled “Director Profiles” in this Circular.

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CORPORATE GOVERNANCE STATEMENT

Executive Performance Evaluation

The Remuneration, People and Culture Committee is responsible for reviewing and making recommendations to the Board in respect of the performance measurement and remuneration of senior executives of the Company.

At the beginning of each year, performance objectives in the form of personal KPIs, in addition to the Company KPIs, are set for Management for the ensuing year. Performance against these KPIs is periodically assessed throughout the year and then formally reviewed at the end of the year. Short-term incentives and adjustments to annual remuneration are then awarded based on individual performance against individual KPIs as well as the overall performance of the Company.

The Chair of the Board and the Chair of the Remuneration, People and Culture Committee also conduct an annual performance review of the CEO.

Hedging Prohibition

The Company’s Securities Trading Policy prohibits the use of hedging and other derivative instruments in relation to the Company’s securities with the intention of limiting exposure to risk or change the economic benefit or risk derived by the Executive Leadership Team in relation to any Company securities held by them.

Incentive-based Compensation Recovery Policy

The Company has adopted an Incentive-Based Compensation Recovery Policy that provides for the mandatory recovery of certain short-term and long-term incentive compensation awarded to executives where the Company is required to restate its financial results. In such circumstances, incentive compensation received in excess of the amount that would have been paid absent the financial misstatement must be recovered, in accordance with applicable NYSE and SEC rules.

In addition, where an executive has engaged in detrimental conduct, the Remuneration, People and Culture Committee has discretion to determine whether a reduction, forfeiture or recovery of incentive-based compensation is appropriate, having regard to the circumstances of the conduct and the interests of the Company and its shareholders.

A copy of the Incentive-based Compensation Recovery Policy is available in the Corporate Governance section of the Company’s website.

Sustainability Management and Environment, Social and Governance (ESG)

Sustainability Governance and Oversight

Sustainability is integral to OceanaGold’s long-term strategy and risk management framework. The Board of Directors has overall responsibility for oversight of ESG matters and is supported in this role by the Sustainability Committee, which meets regularly and reports to the Board on sustainability strategy, performance, material risks and opportunities, and compliance with applicable legal and regulatory requirements.

Further information in relation to the Sustainability Committee, please refer to the section entitled “Corporate Governance Statement - Board Committees - Sustainability Committee” in this Circular.

Our Approach to Sustainability Strategy and Integration

OceanaGold is implementing a Board-endorsed Sustainability Strategy (2024-2026) that addresses the most material sustainability-related risks, impacts and opportunities relevant to the Company’s business and stakeholders. Sustainability considerations areembedded across operational planning, capital allocation, risk management and executivedecision-making processes.

Sustainability performance is also integrated into executive remuneration. In 2025, sustainability-related metrics accounted for more than one-third of the Company Scorecard used to determine short-term incentive outcomes for the CEO and Executive Leadership Team, reinforcing accountability for safety, health, environmental, social, climate and culture performance.

Responsible Mining Framework and Integrated Management System

The Company’s Responsible Mining Framework (Framework) guides its business decisions and activities, committing the Company to high standards of governance and ethics. The Framework is supported by an Integrated Management System and includes Board-endorsed policies covering key sustainability areas, including environment, climate change, human rights, external affairs and social performance, health and safety, fair employment, respect at work and anti-bribery and corruption.

As a member of the World Gold Council (WGC), the Company is committed to conforming with the Responsible Gold Mining Principles (RGMPs) and the Conflict Free Gold Standard (CFGS) at all mining and processing operations it directly controls. Each year, the Company has its conformance independently assessed. The findings from the most recent independent assessment regarding both the RGMPs and CFGS are available in the Sustainability section of the Company’s website.

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CORPORATE GOVERNANCE STATEMENT

2025 Sustainability Performance Highlights

During the year ended December 31, 2025, OceanaGold delivered improvements across a range of ESG priorities, including:

•	Health and safety: zero workplace fatalities in 2025 and a material reduction in injury frequency rates.
•	People and culture: strong employee engagement outcomes and continued focus on respectful and inclusive workplaces.
•	Environmental stewardship: updated site water management plans across all operations, progressive rehabilitation activities and continued alignment with international environmental management standards.
•	Social performance: ongoing community engagement, local procurement and social investment programs across operating jurisdictions.

The Company STI plan is based on a Scorecard that contains a defined list of KPIs used to assess and incentivize the Company’s group-wide performance. In 2025, sustainability-related measures accounted for over one-third (32%) of the overall weighting of the 2025 Scorecard, incentivizing the Company’s performance on Safety, Health, Environment, Energy and Carbon, Social Performance, and Culture.

Overall, the annual Scorecard outcomes affect the annual bonus outcomes for the ~1,000 employees who are STI eligible, to varying degrees based on their organization levels. With the Scorecard representing 100% of the CEO’s STI and 80% of the Executive Leadership Team’s STIs, there is explicit recognition of the importance of overall Company performance and, in particular, sustainability-related matters as a driver of value protection and value creation.

Climate-related Governance and Disclosure

The Board recognizes climate change as a material strategic and risk consideration. In 2025, the Company updated its Climate Change Policy and released a Climate Transition Plan, outlining its approach to managing climate-related physical and transition risks and opportunities.

Each year, we publish an Annual Sustainability Report and ESG data-set related to the Company’s sustainability performance, including disclosure on its operational greenhouse gas emissions and other climate change related matters. The Sustainability Report is prepared with reference to recognized international frameworks and standards, including IFRS S2 Climate-Related Disclosures, the Global Reporting Initiative (GRI) Standards and the SASB (Metals & Mining), and align with the World Gold Council’s Responsible Gold Mining Principles and Conflict-Free Gold Standard. Select sustainability metrics disclosed, including the Company’s greenhouse gas emissions (GHG) and energy data, receive third-party limited assurance.

Select sustainability metrics are subject to independent third-party limited assurance, and the Sustainability Report is reviewed by management, the Board Sustainability Committee and approved by the Board.

OceanaGold continues to monitor external ESG assessments and, in 2025, maintained strong relative ESG ratings from leading rating agencies. These assessments are used as one input into continuous improvement of the Company’s sustainability practices and disclosures.

Further information in relation to the Company’s sustainability governance, strategies, impact and risk management, and performance is outlined in its Annual Sustainability Report available in the Sustainability section of the Company’s website and Interactive ESG Data Centre available in the Sustainability section of the Company’s website.

Human Rights and Modern Slavery

The Company respects the human rights of all people affected by its business activities in alignment with the United Nations Universal Declaration of Human Rights and Voluntary Principles on Security and Human Rights. Recognizing the importance of human rights and the complex challenge of modern slavery, the Company’s efforts are dedicated to identifying, preventing and mitigating potential violations within its sphere of influence. This commitment extends throughout the Company’s operations and supply chains.

Each year, the Company publishes a Modern Slavery Statement, which is available in the Sustainability section of the Company’s website.

Implementation and Oversight

OceanaGold fosters a culture of transparency and accountability, encouraging employees, suppliers, and business partners to report any concerns in accordance with the Whistleblower Policy. OceanaGold conducts Company-wide training on its human rights commitments and expectations. The responsibility for managing the risks associated with human rights and modern slavery lies with the senior Management.

The implementation of human rights due diligence processes underpins the Company’s commitment to the United Nations Guiding Principles for Business and Human Rights and guides the effective management of potential human rights risks. OceanaGold remains a member of the United Nations Global Compact Network Australian (UNGC) and has representation on the UNGC Modern Slavery, Community of Practice.

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CORPORATE GOVERNANCE STATEMENT

Diversity and Inclusion

The Company is committed to building a caring and inclusive organization, including providing opportunities and workplace arrangements that accommodates individuals from all backgrounds. The Company will continue to respect the diversity of its workforce and the unique experience that each individual brings to the workplace.

Fair Employment Policy

The Company has a Fair Employment Policy reflecting its ongoing efforts and commitment to, developing and maintaining a merit-based culture where everyone feels they are treated fairly and are safe to speak up. The Fair Employment Policy is available in the Corporate Governance section of the Company’s website.

Diversity

To support the Company’s diversity objectives, the Governance and Nominations Committee considers diversity when identifying and considering the selection of candidates for election to the Board. This includes consideration of gender diversity, as well as diversity of age, ethnicity, geographical background and other relevant attributes, alongside skills, experience, merit and the specific needs of or perceived gaps in the Board.

Consistent with applicable privacy laws, the Company’s diversity disclosure is based on voluntary self-identification by directors. No director self-identified during the current year.

Board

Ms. Stefanie Loader was appointed a Non-Executive Director of OceanaGold on February 20, 2025. Together with Ms. Sandra Dodds and Ms Linda Broughton, the Board now has 37.5% female representation.

Management

For most of 2025, the Company’s Executive Leadership Team included three female members: Ms. Liang Tang, Executive Vice President, General Counsel and Company Secretary, Ms. Michelle Edelson, Executive Vice President, Chief People & Technology Officer and Ms. Megan Saussey, Executive Vice President, Chief Sustainability Officer (until September 2025).

In 2025, women accounted for approximately 19% of the entire workforce at OceanaGold, consistent with 2024. The table below has been updated as of December 31, 2025.

	FEMALE	MALE	TOTAL	TOTAL % OF ALL EMPLOYEES	GENDER
					FEMALE	MALE
President & CEO / Executive Leadership Team	2	4	6	0.2%	33%	67%
Asset President / Senior Vice President	2	8	10	0.3%	20%	80%
Vice President / Head of (Function) / Department Manager	21	43	64	2%	33%	67%
Manager / Director / Principal / Superintendents / Senior Professional	121	278	399	12%	30%	70%
Supervisor & Professionals	194	456	650	20%	30%	70%
General Staff (Frontline / Business Support / Operator / Trade, Non-Supervisor)	271	1,799	2,070	65%	13%	87%
TOTALS	611	2,588	3,199		19%	81%

Diversity at OceanaGold Subsidiary

The Company’s 80% owned subsidiary, OceanaGold Philippines, Inc. (OGP), which holds the mining rights to the Didipio mine, became listed on the Philippine Stock Exchange in May 2024. As part of the listing process, the Company appointed a diverse Board with strong gender and ethnic representations. During 2025, four out of eight directors were female, representing 50% of the OGP board; and five out of eight directors are ethnically diverse, representing 62.5% of the OGP board.

The experience and local insights of the OGP board reflect the rich diversity and expertise they bring to the Company’s operations in the Philippines.

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CORPORATE GOVERNANCE STATEMENT

Cybersecurity Framework

At OceanaGold, the integrity and security of the Company’s data and IT systems are critical. The Company employs a comprehensive approach to cybersecurity, emphasizing proactive risk management, compliance with regulatory standards, and fostering a security-aware culture among our employees.

Implementation and Oversight

Cybersecurity oversight is part of the Company’s corporate governance, led by the Audit and Risk Committee, with strategic guidance from the Chief People and Technology Officer and operational delivery by the Senior Vice President Digital Technology. This multi-tiered governance structure ensures that cybersecurity remains a top priority, with strategic and operational roles clearly defined. The Board endorses the overarching cybersecurity strategy and ensures alignment with business objectives, while the Audit and Risk Committee oversee the implementation of cybersecurity measures, monitoring their effectiveness and compliance.

Cybersecurity updates are provided to the Audit and Risk Committee quarterly. These reports are provided by the Digital Technology function and detail the current cyber risk landscape, the effectiveness of the Company’s implemented security measures, and any incidents or breaches, ensuring the Audit and Risk Committee’s ongoing awareness of the Company’s cybersecurity position.

Continuous Cybersecurity Efforts

Employee training and awareness are critical components of the Company’s cybersecurity framework, designed to equip employees with the knowledge and skills to identify and mitigate cyber threats. Mandatory and regular training is required of all employees, covering fundamental cybersecurity principles and Company specific policies. For roles with heightened security responsibilities or following identified security lapses, specialized training is provided to address specific vulnerabilities.

Artificial Intelligence (AI) Governance and Risk Management

The governance of AI technologies at OceanaGold is integrated into the Company’s cybersecurity framework. This integration is crucial for managing associated risks effectively, such as data leakage and the potential inaccuracies generated by AI systems. The Company’s approach is multifaceted and includes several key strategies. First, the Company provides user guidance alongside deploying new data protection technologies. These technologies are designed to detect and block any unauthorized transfer of Company data to public data pools. Secondly, the Company employ managed, ‘sandboxed’ implementations of AI technologies. This ensures that these powerful tools are used within controlled environments where compliance and oversight are strictly enforced. Additionally, the Digital Technology Steering team conducts regular reviews to ensure that the use of AI is in strict alignment with the Company’s cybersecurity goals and overall business objectives. This proactive stance is critical in ensuring that AI technologies are deployed responsibly, thereby enhancing the Company’s cybersecurity capabilities and safeguarding against emerging threats and vulnerabilities.

Ethical and Responsible Decision-Making

Code of Conduct

OceanaGold’s Code of Conduct sets out the Company’s commitment to our Values and conducting its business ethically, safely and responsibly. It applies to all directors, employees, contractors and anyone acting on the Company’s behalf and gives practical guidance on expected behaviours. A copy of OceanaGold’s Code of Conduct is available in the Corporate Governance section of the Company’s website.

The Code of Conduct, together with supporting policies and procedures covering matters such as continuous disclosure, securities trading, health and safety, anti-corruption, environment and community, workplace conduct, diversity and equal opportunity, underpins the Company’s governance framework. In 2023, the Company launched an enhanced Code of Conduct incorporating the Company’s Purpose, Vision and Values, supported by ongoing training and engagement initiatives including a scenario-based Code of Conduct e-learning module.

The Board monitors compliance with the Code of Conduct through internal auditing, reporting on material incidents, and review of various measures, including the gifts and conflicts registers, safety performance and environmental performance. Senior management and the CEO are responsible for escalating any material breaches to the Board or the relevant Board committees.

Additionally, to support transparency, alignment and collaboration with suppliers, the Company released a Supplier Code of Conduct as part of its ongoing commitment to safe, ethical and responsible business practices. This Supplier Code of Conduct sets out how the Company expects its suppliers to work with it and includes principle-based guidance on key sustainability topics such as health and safety, environment, communities, and Indigenous Peoples. A copy of the Supplier Code of Conduct is available in the Corporate Governance section of the Company’s website.

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CORPORATE GOVERNANCE STATEMENT

Whistleblower Policy

The Company has adopted a Whistleblower Policy to promote a culture of integrity, accountability and ethical conduct, and to encourage the reporting of suspected misconduct without fear of retaliation. The policy provides a framework for employees, contractors, suppliers and other eligible stakeholders to raise concerns about illegal, unethical or improper conduct relating to the Company.

The policy is supported by related codes, standards and procedures addressing areas such as gifts, hospitality and entertainment, sponsorships and donations, conflicts of interest, dealings with public officials, third party due diligence, and accurate record keeping. It provides for training, monitoring and reporting mechanisms, including confidential whistleblower channels, and prohibits retaliation against individuals who raise concerns in good faith. The policy is approved by the Board and overseen by senior management.

A copy of the Whistleblower Policy is available in the Corporate Governance section of the Company’s website.

Anti-Corruption Policy

OceanaGold has adopted an Anti-Corruption and Anti-Bribery Policy that reflects a zero tolerance approach to bribery, corruption, fraud and other improper conduct. The policy applies to all directors, officers, employees and third parties acting on behalf of the Company and is designed to ensure compliance with applicable anti-corruption laws and regulations and alignment with the Company’s values and ethical standards.

The policy is supported by related codes, standards and procedures addressing areas such as gifts, hospitality and sponsorships, conflicts of interest, dealings with public officials, third party due diligence, and accurate record keeping. It provides for training, monitoring and reporting mechanisms, including confidential whistleblower channels, and prohibits retaliation against individuals who raise concerns in good faith. The policy is approved by the Board and overseen by senior management.

In 2025, the Company refreshed and published its Anti-Corruption Policy and Anti-Bribery and Anti-Corruption Standard to enhance its guidance in how it prevents, detects and addresses Corrupt Practices. The Company also commenced updating its in-house training to reflect the refreshed Anti-Corruption Policy and Standard. A copy of the Anti-Corruption Policy and Anti-Bribery and Anti-Corruption Standard is available in the Corporate Governance section of the Company’s website.

Risk Management

Risk Management

The Board is responsible for risk oversight and management assurance, and is assisted in the discharge of its responsibilities in relation to risk by each of the Audit and Risk Committee (in relation to group risk management policies framework, including oversight of risk reporting, and financial risk management), the Sustainability Committee (in relation to sustainability risks), Governance and Nominations Committee (in relation to governance matters), the Remuneration, People and Culture Committee (in relation to people and culture risks) and the Technical Committee (in relation to technical risks).

The Company’s risk management framework includes various internal controls and written policies, such as policies and standards regarding risk management, authority levels for expenditure, commitments and general decision making, and policies and procedures relating to health, safety and environment designed to ensure a high standard of performance and regulatory compliance. Management maintains risk registers which document key risks facing the organization and each of the sites.

The Company implements a risk management process aligned to the international standard for Risk Management, ISO31000:2018, and, as part of this, undertakes various risk reviews to identify, assess and determine control strategies for potential business risks.

For more information on material risks, please refer to the Company’s latest Annual Information Form dated March 27, 2026, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and in the Investor Centre section of the Company’s website(https://oceanagold.com/investors/results-and-filings).

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CORPORATE GOVERNANCE STATEMENT

Internal Audit

The Company’s internal audit function performs independent risk-based reviews of financial and non-financial processes, including related controls, and assesses their effectiveness within the organization. Internal audit executes an annual audit plan, as approved by the Audit and Risk Committee, with plan progress reported on a quarterly basis. The Head of Internal Audit reports to the Chair of the Audit and Risk Committee and, administratively, to the Executive Vice President and CFO.

The function’s remit includes recommendations for improvement in systems, processes and controls to mitigate related risks. Internal Audit reports, which highlight key findings and recommendations, are provided to Management and the Audit and Risk Committee. Internal Audit follows up and reports on progress of Management action plans arising from prior reviews.

Shareholder Engagement

Investor Relations

Shareholders are given the option to receive communications from and send communications to the Company and its security registrar, Computershare, electronically. Shareholders are also encouraged to contact the Company via its website at www.oceanagold.com, which has a dedicated Contact Us page. Shareholders can also contact Investor Relations via email at ir@oceanagold.com.

The Company is committed to engaging in constructive and meaningful communication with Shareholders. It communicates with the public and Shareholders through a variety of channels, including annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences in a timely manner. The Company holds quarterly and annual financial and operating webcasts which are open to all, and also holds periodic management investor presentations outside of the quarterly webcasts. Each year, Shareholders are able to participate and vote on the Company’s approach to executive compensation, as described in this Circular.

Shareholder Feedback and Concerns

Management and the Board have taken additional steps to create opportunities for Shareholder engagement, including occasional directors’ participation in meetings with Shareholders.

Shareholders may communicate to the Board in writing to the Chair through the Company Secretary or head of Investor Relations at the address set out below:

Company Secretary
OceanaGold Corporation
Suite 1020, 400 Burrard Street

Vancouver, BC, V6C 3A6 Canada

Email: companysecretary@oceanagold.com

Investor Relations

Attention: Senior Vice President, Business Development & Investor Relations Email: ir@oceanagold.com

Additional Information

Additional information relating to the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Financial information is provided in the Company’s comparative annual financial statements and Management’s Discussion & Analysis for its most recently completed financial year. Copies of the Company’s financial statements and Management’s Discussion & Analysis can be obtained by contacting the Company Secretary at Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada. Copies of such documents will be provided to Shareholders free of charge.

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7	Additional Information

Performance of Common Shares - Total Return Index Value

The Common Shares trade on the TSX and the NYSE under the symbol “OGC”. Assuming an initial investment of $100, the following graph illustrates the cumulative TSR on the Common Shares relative to the cumulative total return on the S&P/TSX Composite Index (TSX Comp), as well as the VanEck Vectors Gold Miners ETF (GDX), the VanEck Vectors Junior Gold Miners ETF (GDXJ) and Toronto Global Gold Index (XGD) for the period of January 1, 2021 to December 31, 2025, assuming reinvestment of dividends.

All share and per-share information is presented on a post-Share Consolidation basis unless otherwise noted. For more information, please refer to the section entitled “Miscellaneous - Share Consolidation” in this Circular.

FIVE YEAR TOTAL RETURNS

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ADDITIONAL INFORMATION

	INVESTMENT		VALUE AT 31 DECEMBER
	JAN. 1, 2021	2021	2022	2023	2024	2025
OceanaGold Corporation	$100	$89	$105	$104	$165	$542
VanEck Vectors Gold Miners ETF (GDX)	$100	$90	$82	$91	$100	$255
VanEck Vectors Junior Gold Miners ETF (GDXJ)	$100	$79	$67	$72	$83	$227
TSX Global Gold Index (XGD)	$100	$94	$91	$95	$113	$277
S&P/TSX Composite Index (TSX Comp)	$100	$122	$111	$120	$142	$182

Currency Table

Unless otherwise indicated, references in this Circular to “CA$” or “Canadian dollars” are to the lawful currency of Canada, references to “$”, “US$” or “United States dollars” are to the lawful currency of the United States, references to “A$”, “AUD”, “AU$” or “Australian dollars” are to the lawful currency of Australia and references to “NZ$” or “New Zealand dollars” are to the lawful currency of New Zealand.

		AU$:US$	CA$:US$	NZ$:US$	PHP:US$
	End rate	0.6670	0.7296	0.5753	0.0170
2025	Average rate	0.6448	0.7154	0.5821	0.0174
	High	0.6710	0.7374	0.6083	0.0181
	Low	0.5971	0.6853	0.5544	0.0169
	End rate	0.6188	0.6951	0.5594	0.0172
2024	Average rate	0.6574	0.7285	0.6029	0.0174
	High	0.6913	0.7553	0.6349	0.0181
	Low	0.6187	0.6922	0.5594	0.0169
	End rate	0.6812	0.7538	0.6318	0.0180
2023	Average rate	0.6633	0.7405	0.6128	0.0179
	High	0.7137	0.7618	0.6506	0.0186
	Low	0.6296	0.7205	0.5802	0.0176

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CORPORATE GOVERNANCE STATEMENT

Miscellaneous

Share Consolidation

Effective June 23, 2025, the Company consolidated all of its issued and outstanding Common Shares on the basis of up to one (1) post-consolidation common share for every three (3) pre-consolidation common shares (the Share Consolidation), following the approval by Shareholders on June 4, 2025. No fractional common shares were issued in connection with the Share Consolidation. All information in this Circular relating to issued and outstanding common shares, Performance Share Rights, Deferred Units, and per share amounts have been adjusted retrospectively to reflect the Share Consolidation, unless otherwise indicated.

Indebtedness of Directors and Executive Officers

During the most recently completed financial year and as at the date hereof, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise set out herein, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

Related Party Transactions

The Governance and Nominations Committee reviews related party transactions and investments involving the Company and its directors. In considering related party transactions, the Governance and Nominations Committee will assess the materiality of such transactions on a case-by-case basis with respect to both the qualitative and quantitative aspects of the proposed related party transaction.

When considering related party transactions, the Governance and Nominations Committee generally considers related parties to include (a) any director or executive officer of the company, (b) a close family member of a director or executive officer, or (c) any associate, affiliate or other entities, either controlled or jointly controlled by the director or executive officer or a close family member, or for which the director or executive officer or a close family member has significant influence over.

Related party transactions that are in the normal course are subject to the same process and controls as other transactions. This means they are subject to the standard approval procedures and oversight but will also be considered by the Governance and Nominations Committee for reasonability.

Interest of Informed Persons in Material Transactions

To the best of the Company’s knowledge, no informed person of the Company, proposed director nominees or any associate or affiliate of the foregoing persons, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed herein. An informed person includes any director, executive officer of the Company or its subsidiaries and any director or executive officer of a 10% holder of voting shares, any proposed nominee for director, and any associate or affiliate of any of these persons or companies.

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CORPORATE GOVERNANCE STATEMENT

Corporate Cease Trade Orders or Bankruptcies

No proposed director of the Company is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a.	Was the subject of a cease trade or similar order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days (an Order) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
b.	Was subject to such an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer in the company that is the subject of the order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No proposed director of the Company has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding to vote for a proposed director.

Cautionary Note Regarding Non-IFRS Financial Measures

The Company has included certain non-IFRS financial measures in this Circular that are commonly used in the mining industry, including Net Profit, Free Cash Flow, All-in Sustaining Costs (AISC) per ounce sold and EBITDA, to supplement its consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company provides these non-IFRS financial measures as they are used by certain investors and by management to evaluate the Company’s performance, assess the underlying performance of the business and support decision-making, including the allocation of resources. Non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of financial performance prepared in accordance with IFRS. Readers are cautioned not to place undue reliance on any non-IFRS financial measures included in this Circular and are encouraged to review the Company’s Management’s Discussion and Analysis under the heading “Non-IFRS Financial Measures” and the Company’s audited annual financial statements for the year ended December 31, 2025, available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.oceanagold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information and statements in this Circular are considered “forward-looking information” or “forward-looking statements” (collectively, forward-looking statements) as those terms are defined under applicable Canadian and United States securities laws, which may include, but is not limited to, statements with respect to: the Company’s production, cost and capital Guidance for 2026; the Company’s future financial and operating performance; the development, expansion and operation of mining projects, including the Waihi North Project and the Palomino Underground at Haile; costs of production; the future price of gold, copper and silver; the payment of dividends; statements related to the Company’s share buyback program under the NCIB; and business prospects and opportunities of OceanaGold and its related subsidiaries. All statements in this Circular that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

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CORPORATE GOVERNANCE STATEMENT

All statements other than statements of historical facts included in this Circular constitute forward-looking statements, including but not limited to statements regarding: the Company’s plans, prospects and business strategies; its expectations regarding the results of operations; and business prospects and opportunities of OceanaGold and its subsidiaries. Often, but not always, forward-looking statements and information can be identified by the use of words such as “may”, “plans”, “expects”, “projects”, “is expected”, “budget”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates”, “goal”, “with the intent”, “strategy”, or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks, uncertainties or factors include those factors identified and described in more detail in the “Risk Factors” section in the Company’s Annual Information Form dated March 27, 2026, and the Company’s other filings with Canadian securities regulators, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.oceanagold.com. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements, and other factors may cause actual performance to differ from that anticipated, estimated or intended.

The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; our ability to meet or achieve guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, permits or certifications; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Shareholder Proposals

Pursuant to Section 187 of the BCBCA, any notice of a Shareholder proposal intended to be raised at the AGM to be held during 2027 must be submitted to the Company at its registered office, on or before March 9, 2027, to be considered for inclusion in the management information circular for that annual general meeting of shareholders.

Additional Information

Additional information relating to the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Financial information is provided in the Company’s comparative annual financial statements and Management’s Discussion & Analysis for its most recently completed financial year. Copies of the Company’s financial statements and Management’s Discussion & Analysis can be obtained by contacting the Company Secretary at Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada. Copies of such documents will be provided to Shareholders free of charge.

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Schedule A - Board Charter

OCEANAGOLD CORPORATION (“OceanaGold”) BOARD CHARTER

1.	INTRODUCTION
1.1	The purpose of OceanaGold is to mine gold for a better future:
(a)	The vision of OceanaGold is to be a company that people trust, want to work for and partner with, supply and invest in, to create value.
(b)	The Board is accountable to shareholders for the performance of OceanaGold.
1.2	The primary role of the Board of Directors of OceanaGold (the “Board”) is to:
(a)	Provide leadership and demonstrated best practice “tone from the top” in its decision making and actions.
(b)	Define OceanaGold’s purpose and set its strategic objectives, and review and approve strategic and business plans developed by OceanaGold’s management (“Management”).
(c)	Effectively monitor and govern the business and affairs of OceanaGold on behalf of shareholders, ensuring that Management provides it with accurate, timely and clear information to enable the Board to perform its responsibilities.
(d)	Be willing to challenge and hold Management to account.
(e)	Ensure that OceanaGold’s overall business is conducted in accordance with best practice governance principles, in a lawful, ethical and socially responsible manner, within the values, code of conduct, budgets and risk appetite set by the Board and that builds the reputation and good standing of OceanaGold amongst its stakeholders.
(f)	Act at all times in the best interests of OceanaGold.
2.	KEY RESPONSIBILITIES

The key responsibilities of the Board (and, where the context requires, powers reserved for its decision) in fulfilling its role are set out below.

2.1	Purpose, strategic planning and policy setting
(a)	Define OceanaGold’s purpose and effectively monitor the achievement of that purpose.
(b)	In conjunction with Management, adopt a strategic plan for OceanaGold, including general and specific goals.
(c)	Review performance to confirm that actual results are aligned with that plan and ensure that the strategic planning process is conducted on a regular basis.
(d)	Establish policies to support the achievement of OceanaGold’s purpose and the implementation of the strategic plan.
2.2	Financial Management
(a)	In conjunction with Management, evaluate, approve and monitor the extent of compliance with OceanaGold’s annual budgets and business plans, as well as its balance sheet management and funding strategy.
(b)	Approve operating and capital expenditure, acquisitions and divestments, joint ventures and other investments or transactions above specified limits.

(c)	Review and monitor, with the assistance of the Audit Committee (defined below), the integrity, adequacy and effectiveness of OceanaGold’s accounting and corporate reporting systems, including external and internal audit and financial reporting processes, and review significant deficiencies and significant changes in internal controls.
(d)	Review and monitor, with the assistance of the Audit Committee, the quality and integrity of OceanaGold’s financial statements, the external reporting of OceanaGold’s financial and operating performance in compliance with all regulatory and statutory requirements, and the independence, qualifications, appointment and performance of the external auditor, and recommend any change of external auditors at shareholder general meetings.
(e)	Approve the dividend policy and determine dividends.
(f)	Approve annual financial statements, related Management Discussion and Analysis, and other financial disclosure documents.

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2.3	Risk Management

Ensure that OceanaGold has in place an appropriate risk management framework and monitor the effectiveness of that risk management framework.

2.4	Executive Management
(a)	Oversee Management in its achievement of OceanaGold’s strategic objectives, the implementation of its business plans, the instilling of its values and OceanaGold’s performance generally
(b)	Oversee the appointment of the President and Chief Executive Officer, and together with the President and Chief Executive Officer, develop a written position description of the role of the President and Chief Executive Officer.
(c)	Oversee succession planning for the President and Chief Executive Officer, other senior executives and the Company Secretary and regularly review their individual performance against OceanaGold’s corporate goals and objectives.
(d)	Take steps to satisfy itself as to the integrity of the President and Chief Executive Officer and other senior executives to create a culture of integrity throughout the organization.
(e)	Ensure that OceanaGold’s remuneration, people and culture frameworks are aligned with OceanaGold’s purpose, values, strategic objectives and risk appetite, and is sufficient to attract, retain and motivate high calibre senior executives and align their interests with the creation of value for shareholders over the short, medium and longer term.
2.5	Governance
(a)	Periodically review and approve OceanaGold’s statement of core values and code of conduct to underpin the desired culture within OceanaGold.
(b)	Regularly review Board and Board committee structure, composition, performance and succession plans.
(c)	Provide an orientation program for new Directors to the Board and continuing education opportunities for all Directors.
(d)	Oversee the assessment by the Governance Committee (defined below) of the Board, each Committee (defined below) and each Director.
(e)	Develop and oversee a method for interested parties to communicate directly with the Board.
(f)	In consultation with Management, oversee and review OceanaGold’s process for making timely and balanced disclosure of all material information to its stakeholders to ensure that communications with the public are timely, factual, accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements.
(g)	Set and monitor OceanaGold group policies that ensure OceanaGold:
•	complies with applicable legal and regulatory requirements, though notwithstanding the foregoing and subject to applicable law, nothing contained in this Board Charter is intended to require the Board to ensure OceanaGold’s compliance with applicable laws or regulations;
•	complies with its values and code of conduct and ensures that any material misconduct that is inconsistent with the values or code of conduct is raised with the Board;
•	conducts its business and activities in a manner consistent with best practice standards of corporate, financial and ethical behaviour;
•	builds the reputation and good standing of OceanaGold amongst its stakeholders; and
•	instils a well-balanced, robust and sustainable corporate culture.

These key responsibilities of the Board are in addition to, and not in derogation of, any other responsibilities or duties of the Board and its Directors proscribed by OceanaGold’s constitutional documents or under any applicable law or stock exchange listing rules or otherwise consistent with this Board Charter.

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3.	BOARD STRUCTURE
3.1	Independent Directors

The Board will always be composed of a majority of non-executive Directors who are “independent directors” in accordance with applicable laws or stock exchange listing rules.

3.2	Chairman of the Board
(a)	The Board will select one of the Directors to be Chairman as required in accordance with applicable laws.
(b)	Key responsibilities of the Chairman are:
•	leading the Board in its roles and responsibilities;
•	chairing Board and shareholder meetings effectively and efficiently;
•	fostering a culture of fairness, openness, debate, respect and collegiality in Board deliberations;
•	ensuring the Board behaves in accordance with its rules, protocols and code of conduct;
•	facilitating the effective contribution of all Directors;
•	promoting constructive and respectful relations between Directors and between the Board and Management;
•	ensuring that the Board performs and operates effectively to the highest reasonable governance standards, including considering the right matters properly and carefully, spending sufficient time on pertinent issues and coming to clear decisions;
•	in consultation with the President and Chief Executive Officer and the Company Secretary, establishing the Board meeting timetable and agreeing to the agenda for each meeting;
•	ensuring that decisions of the Board are properly implemented;
•	when appropriate, facilitating the meeting of non-executive Directors without the presence of Management;
•	being the primary point of contact between the Board and the President and Chief Executive Officer; and
•	in consultation with the President and Chief Executive Officer, representing OceanaGold and the Board in meetings with stakeholders including public relations and investor relations activities.
3.3	Lead Director
(a)	In the event that the Chairman is not “independent”, the Board shall appoint an independent non-executive Director as a Lead Director.
(b)	The Lead Director will:
•	enhance the ability of the Board to act independently of Management;
•	when appropriate, convene and chair meetings of the independent Directors so as to ensure that the independent Directors have an adequate opportunity to discuss issues affecting shareholders;
•	serve as a spokesman for the independent Directors in discussions with relevant stakeholders;
•	review and endeavour to resolve conflict of interest issues with respect to the Board as they arise;
•	act as a communication channel between the Chairman and the independent Directors on sensitive issues;
•	in collaboration with the Chairman, provide guidance so as to ensure the Board successfully carries out its duties; and
•	perform any additional duties as requested by the Board.
3.4	Expectations of Directors
(a)	No Director will allow his or her personal interests to take priority over OceanaGold’s interests in carrying out their duties as a Director.
(b)	Each Director will debate issues openly and constructively and will question or challenge the opinions presented at meetings when and where they feel the need to do so in a respectful and constructive manner.
(c)	Each Director is expected to actively participate in, utilise their range of relevant skills, knowledge and experience, and apply their personal judgement to all matters discussed at Board meetings.
(d)	Each Director will strive to attend Board meetings in person.

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(e)	Each Director shall continually evaluate the number of Boards on which he or she serves and ensure that he or she can give the time and attention to detail required to properly fulfil their duties as a Director of OceanaGold.
(f)	An executive Director shall not accept appointment to a Board of any listed or non-listed entity outside the OceanaGold group of companies without the prior approval of the Chairman.
(g)	Each Director acknowledges that all proceedings and deliberations of the Board and its Committees are strictly confidential and that a Director will be expected to resign if he or she commits a breach of this confidentiality, unless that disclosure has been authorized by OceanaGold or is required by applicable law or stock exchange listing rules, and otherwise comply with OceanaGold’s Directors’ Code of Conduct.
3.5	Board Committees
(a)	The Board has established the following standing committees (each, a “Committee”) to assist it in the discharge of the Board’s role and responsibilities.

Audit and Risk Committee (the “Audit Committee”)

The Audit Committee must be comprised entirely of independent non-executive Directors, be not less than three in number, and assist the Board in assessing the quality and integrity of OceanaGold’s financial statements, oversight of financial risk management systems and internal controls and compliance with legal requirements affecting OceanaGold, the internal audit process and its outcomes, as well the appointment and activities of the external auditor.

Remuneration, People and Culture Committee (the “Remuneration Committee”)

The Remuneration Committee must be comprised entirely of independent non-executive Directors, be not less than three in number, and assist the Board in overseeing the human resources strategy, Board and employee remuneration framework, organizational culture, aspirational behaviours and employee experience as well as President and Chief Executive Officer and senior executive succession planning.

Sustainability Committee

The Sustainability Committee must be comprised of not less than three independent non-executive Directors and assists the Board in the effective discharge of its responsibilities in relation to safety, health and environmental and community matters arising out of the activities of OceanaGold as they affect employees, contractors, visitors, the environment and the communities in which OceanaGold operates.

Governance and Nominations Committee (the “Governance Committee”)

The Governance Committee must be comprised of not less than three independent non-executive Directors and assists the Board in the effective discharge of its responsibilities in relation to OceanaGold’s corporate governance frameworks, Board composition, succession and performance, but excluding Chairman of the Board and Chief Executive Officer succession and Board compensation.

Technical Committee

The Technical Committee must be comprised of not less than three independent non-executive Directors and assists the Board in the effective discharge of its responsibilities in relation to reporting of the Company’s mineral resources and reserves with respect to its material properties, the operating activities of the Company’s material operations, the Company’s technical activities relating to its material exploration and development projects and the Company process for identifying and managing technical risks.

(b)	The Committees are not intended to restrict the ability of the Board to make an independent assessment of any recommendation put forward by a Committee and may come to a different decision on the matter.
(c)	The Board will periodically evaluate the performance, and review the charter, of each Committee, which will outline their role, authority and responsibilities.
(d)	The Board may establish from time to time other Committees with specific roles and responsibilities.
4.	DELEGATION OF RESPONSIBILITIES
(a)	Subject to the Board’s reserved powers and any delegations framework setting out specific matters requiring the Board’s approval above certain thresholds, the Board delegates authority to the President and Chief Executive Officer for all other matters that are necessary for the day-to-day management of OceanaGold’s business.

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(b)	In discharging the responsibilities delegated by the Board to him or her, the President and Chief Executive Officer must:
•	exercise executive stewardship of OceanaGold’s resources in a manner consistent with its purpose;
•	take such action as is necessary for the timely, efficient and effective implementation and monitoring of all objectives, policies, strategies, plans, budgets, frameworks, processes, reporting mechanisms and risk management systems and controls required or approved by the Board and of other decisions taken by or on behalf of the Board;
•	develop and maintain OceanaGold’s culture in line with agreed principles;
•	build OceanaGold’s reputation and good standing amongst its stakeholders;
•	lead OceanaGold’s communication with its employees;
•	keep the Chairman and the Board informed of all matters that may be of importance to the OceanaGold group of companies, including its current performance and progress and the external environment, so that the Board is in an appropriate and fully informed position to fulfil its responsibilities;
•	obtain the Chairman’s approval for any course of action which is outside the ordinary course of business; and
•	not offer to issue any securities in any OceanaGold group company to any person without Board approval.
5.	MEETINGS OF CERTAIN DIRECTORS
(a)	The Board will hold regularly scheduled meetings (“Executive Sessions”) without Management at least twice a year. Only independent directors may attend Executive Sessions.
(b)	The Board will establish a method for any interested party, including shareholders and employees, to communicate with independent directors.
6.	ACCESS TO INFORMATION AND AUTHORITY

The Board will be granted unrestricted access to all information regarding OceanaGold that is necessary or desirable to fulfill its duties. The Board shall have the authority to, at its sole discretion and at OceanaGold’s expense, retain and set the compensation of outside legal or other advisors, as necessary to assist in the performance of its duties and responsibilities.

7.	ACCESS TO INDEPENDENT ADVICE

A Director is entitled to seek independent professional advice (which generally will be whenever Directors, especially non-executive Directors, judge such advice necessary for them to discharge their responsibilities as Directors) with the prior approval of the Chairman and otherwise in the manner, and subject to the terms and conditions, set out in that Director’s letter of appointment to the Board. A copy of any such advice will be made available to all Directors, unless a conflict of interest would make it inappropriate to do so.

8.	LIMITATION OF THE BOARD’S DUTIES

The Board shall discharge its responsibilities and shall assess the information provided by Management and external advisors, including the external auditor, in accordance with its business judgement. Directors are entitled to rely on, absent knowledge to the contrary, the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided, and representations made by Management as to any auditor or non-audit services provided by the external auditor.

Nothing in this Board Charter is intended to be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Board Charter is not intended to change or interpret the constating documents of OceanaGold or any federal, provincial, state or exchange law, regulation or rule to which OceanaGold is subject, and this Board Charter should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of OceanaGold or other liability whatsoever.

9.	REVIEW OF CHARTER

The Board will periodically review this Board Charter, and the charters of each of the Board Committees, and make any amendments it determines are necessary or desirable.

The Board

OceanaGold Corporation

Approval Date: December 8, 2025

Effective Date: April 7, 2026

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Head Office

Suite 1020

400 Burrard Street

Vancouver, British Columbia
V6C 3A6 Canada

T: +1 604 678 4123

E: info@oceanagold.com

Investor Relations

T: +1 604 678 4095

E: ir@oceanagold.com

Company Secretary

Elizabeth Thampy

Auditors

PricewaterhouseCoopers LLP

250 Howe Street, Suite 1400

Vancouver, British Columbia

V6C 3S7 Canada

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